0-23633

02033897

AR/S

RECD SEC

7

1086

P.E.
12-29-01

1 800 CONTACTS INC | 2001 Annual Report

2001: Continuing Growth & Bringing Change

2001 was an important year for 1-800 CONTACTS. This year's results were consistent with the continued growth we have seen since our inception and stand as specific testimony to the solid business model on which the company was founded. We offer consumers the exact same contact lenses, delivered to their door, for less than they were paying to drive to their eye doctor and pick them up.

2001 was also an important year for the industry. Bausch & Lomb, the American Optometric Association, and Johnson & Johnson all settled the seven-year lawsuit brought against them by 32 attorneys general. The AOA agreed to stop making claims that there are any additional health risks associated with buying contact lenses by mail or over the Internet and further agreed not to oppose prescription release. The manufacturers agreed to begin selling to alternative channels.

When we went public four years ago, the outcome of this lawsuit was uncertain. Today, 1-800 CONTACTS is able to buy direct from CibaVision, Wesley Jessen, Bausch & Lomb, and Coopervision. When the dust has settled and the changes to this industry are complete, every contact lens wearer will have access to their prescription and we will purchase directly from every manufacturer.

2001 KEY MILESTONES

- 2 Millionth Customer
- 5 Millionth Order
- 20 Million Contacts in Stock


180
140
100
60
20
1996
1997
1998
1999
2000
2001
TOTAL SALES IN MILLIONS

Annual Report no. 4

20

FORM 10-K

1800 CONTACTS

To our Shareholders:

Our 1996 business plan was entitled "Changing the Way America Buys Contact Lenses." In the last six years, more than 2 million Americans have changed the way they buy contacts with a brief phone call or a visit to our website. What has not changed is a system that continues to deny many consumers a choice.

Millions of contact lens wearers still do not have access to their prescriptions. Even those who do rarely get to choose the brand of contacts they wear, and may be prescribed a lens sold exclusively to eye doctors. The system is designed to address the retail needs of the eye doctors who both prescribe and sell contacts when it should, in our opinion, address the needs of the 35 million Americans who wear them.

For now, the current system creates an almost unavoidable conflict of interest that injures contact lens wearers. Consumers are pressured to tie the purchase of products to the same doctor who prescribes them. Withholding prescriptions and prescribing doctor exclusive brands are just two of the many tactics employed by organized optometry to capitalize on its unique position as both prescriber and retailer. These sorts of tactics have either never been used, or have long since been abandoned by the rest of the medical community. In fact, medical doctors operate under a code of ethics which prohibits them from selling pharmaceuticals or even having a financial interest in, or any relationship with, a pharmacy.

It is abundantly clear what consumers want – convenience and lower prices. It is also clear what the attorneys general, federal regulators, and consumer groups want – more competition. Competition doesn't just lower prices. Competition improves service and, as the attorneys general and Federal Trade Commission have argued, improves ocular health as well. Both groups have theorized that easier access to and lower prices for contacts would increase ocular health by increasing the frequency with which wearers replace their lenses.

Our customers have proven them right by replacing an average of 40 disposable lenses per year versus an industry average of only 28 lenses per year. In the future, when all consumers have a right to their prescriptions and companies like ours are able to buy directly from the few remaining manufacturers who do not sell to us, we will be able to pass even more savings through to consumers – making it easier for them to replace their lenses even more frequently.

The benefits of competition extend well beyond our own customers. It's no coincidence that the major optical chains now charge the same prices we do on the top selling disposable lenses (when we began 6 years ago, they were $20 higher), or that a major managed care provider requires that some of its affiliated optometrists match our prices in order to qualify for reimbursement, or that many chains and independent eye doctors have begun offering home delivery. While our competitors eventually mimic our prices and try to match our service, they also use legal and lobbying efforts to avoid competition.

Today, we are engaged in the classic struggle of new school versus old school. Our business model is simply a more efficient way to distribute contact lenses and serve customers. Now that our sales have reached a sufficient size to impact the entrenched industry participants, traditional legal and legislative battles have begun. We've seen similar transitions in the telephone communications, airline, and postal industries: MCI vs. AT&T, Southwest Airlines vs. the regulated airline industry, and FedEx vs. the established package carriers. Each one of these innovative companies brought choice and benefits to industries that fought them in court and on Capitol Hill. We are a much smaller company in a much smaller industry, but the principal is the same – we have to fight for the right to offer consumers a better deal.

Recent events are moving the industry in the right direction. A seven-year legal battle brought by 32 state attorneys general against the American Optometric Association and three of the largest contact lens manufacturers is coming to an end. Bausch & Lomb, the American Optometric Association, and Johnson & Johnson all settled last year. The AOA agreed to stop making claims that there are any additional health risks associated with buying contact lenses by mail or over the Internet and further agreed not to oppose prescription release. The manufacturers agreed to begin selling to alternative channels.

When we went public four years ago, only one manufacturer sold to us directly. Today, 1-800 CONTACTS is able to buy direct from CibaVision, Wesley Jessen, Bausch & Lomb, and Coopervision. Unlike CibaVision and Bausch & Lomb, who immediately complied with their settlement agreements and began selling to us within weeks, Johnson & Johnson continues to fight. Nearly a year after it was signed, J&J is still arguing with the attorneys general over the terms of the settlement. When the dust has settled and the changes to this industry are complete, every contact lens wearer will have access to their prescription and we will purchase directly from every manufacturer.

As we continue to fight for the right to offer consumers a better deal, we will keep our focus where it belongs – on the consumer. Delivering on our promises to the customer will ensure our future success. Current market players who oppose our efforts continually focus on what we are doing to them and spend their energy trying to stop us. Their internal focus blinds them to the real opportunity in the marketplace – eliminating the high level of frustration and dissatisfaction contact lens wearers have with the current system. To us, what contact lens wearers want could not be clearer; it is why we started the business in the first place – and it is why we will never take our eyes off them.

Jonathan Coon
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to

Commission file number: 0-23633

1-800 CONTACTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	87-0571643
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
66 E. Wadsworth Park Drive 3rd Floor, Draper, UT	84020
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (801) 924-9800

Securities registered pursuant to Section 12(b) of the Act: Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

The aggregate market value of voting common equity held by non-affiliates of the registrant as of March 18, 2002 at a closing sale price of $10.56 as reported by the Nasdaq National Market ("Nasdaq") was approximately $71 million. Shares held by each officer and director and by each person who owns or may be deemed to own 10% or more of the outstanding Common Stock have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 18, 2002, the Registrant had 11,381,840 shares of Common Stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be used in connection with the solicitation of proxies for the Annual Meeting of Stockholders to be held on May 17, 2002 (the "Proxy Statement") are incorporated by reference in Part III of this Annual Report on Form 10-K (the "Form 10-K").

1-800 CONTACTS, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K

		Page No.
PART I		
Item 1.	Business	3
Item 2.	Properties	12
Item 3.	Legal Proceedings	12
Item 4.	Submission of Matters to a Vote of Security Holders	14
Item 4A.	Executive Officers of the Registrant	14
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	15
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	24
Item 8.	Financial Statements and Supplementary Data	24
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	25
PART III		
Item 10.	Directors and Executive Officers of the Registrant	25
Item 11.	Executive Compensation	25
Item 12.	Security Ownership of Certain Beneficial Owners and Management	26
Item 13.	Certain Relationships and Related Transactions	26
PART IV		
Item 14.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	26

PART I

Item 1. Business.

Overview

1-800 CONTACTS, INC. (the "Company") was incorporated under the laws of the State of Utah in February 1995 and was reincorporated under the laws of the State of Delaware in February 1998 in conjunction with its initial public offering of common stock. The Company is the successor to the business founded by the Company's Vice President of Sales in March 1991. The Company's principal executive office is located at 66 E. Wadsworth Park Drive 3rd Floor, Draper, Utah 84020, and its telephone number is (801) 924-9800. The Company maintains a website on the Internet at www.1800contacts.com.

The Company is a leading direct marketer of replacement contact lenses. As of December 29, 2001, the Company had shipped more than 5.7 million orders to approximately 2.3 million customers since inception. Through its easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), and through its Internet addresses, which include "www.1800contacts.com," "www.contacts.com" and "www.contactlenses.com," the Company sells all of the popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Bausch & Lomb, Ocular Sciences and CooperVision. The Company's high volume, cost-efficient operations, supported by its proprietary management information systems, enable it to offer consumers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. As a result of its extensive inventory of more than 35,000 SKUs, the Company generally ships approximately 95% of its orders within one business day of receipt. The Company believes that it offers its customers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. The Company's net sales have grown rapidly, from $3.6 million in fiscal 1996 to $169 million in fiscal 2001.

The Company's Internet sales channel continued to grow in fiscal 2001 and is a more cost-effective way for the Company to serve its customers. The Company's Internet sales for fiscal 2001 were $67.6 million, or 40% of total sales, compared to $53.8 million, or 37% of total sales, in the previous fiscal year. Its online presence enables the Company to operate more efficiently by substantially eliminating the payroll and long distance costs associated with telephone orders. This increased efficiency allows the Company to offer Internet customers free shipping in addition to other services such as e-mail shipping confirmation, online order tracking and e-mail correspondence.

The Company markets its products through a national advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand name, increase traffic on its website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. As compared to other direct marketers of replacement contact lenses, the Company believes that its toll-free telephone number and Internet addresses afford it a significant competitive advantage in generating consumer awareness and repeat business. The Company spent approximately $26.9 million on advertising in fiscal 2001 and has invested more than $100 million in its national advertising campaign over the last several years. The Company's experience has been that increases in advertising expenditures have a direct impact on the growth of net sales.

Industry Overview

Industry analysts estimate that over 50% of the United States' population need some form of corrective eyewear. Contact lenses are a convenient, cost-effective alternative to eyeglasses. The number of contact lens wearers is expected to increase as technology further improves the convenience, comfort and fit of contact lenses. As a result, the contact lens market is large and growing. The growth in the disposable market is largely due to the shift in the contact lens market away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly, or bi-weekly basis.

Traditionally, contact lenses were sold to consumers almost exclusively by either ophthalmologists or optometrists (referred to herein collectively as "eye care practitioners"). Eye care practitioners would typically supply a patient with his or her initial pair of contact lenses in connection with providing the patient an eye examination and subsequently provide replacement lenses, regardless of whether the patient was given or required another eye examination. Because the initial fitting of contact lenses requires a prescription written by an eye care practitioner, the initial sale of contact lenses still takes place primarily in this manner. Over the last two decades, however, a number of alternative sellers of replacement contact lenses have emerged, including direct marketers.

The Company believes that increased consumer awareness of the benefits of the direct marketing of contact lenses will lead to further growth of this method of buying and selling contact lenses. Purchasing replacement contact lenses from a direct marketer offers the convenience of shopping at home, rapid home delivery, quick and easy telephone or Internet ordering and competitive pricing. In addition, the growth in popularity of disposable contact lenses, which require patients to purchase replacement lenses more frequently, has contributed to the growth of the direct marketing channel. The direct marketing industry continues to grow as many retail customers have migrated towards the convenience and service offered by home shopping. The Company expects the direct marketing segment of the contact lens industry to grow in tandem with the growth in the direct marketing industry as a whole.

The Company believes that the growth and acceptance of the Internet presents significant opportunities for direct marketers of contact lenses such as the Company. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by business and consumers as a medium for conducting business.

The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium for commerce, empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. The Company believes that the Internet provides a convenient and efficient medium for the sale of replacement contact lenses.

Historically, sales of contact lenses by direct marketers have been impeded by eye care practitioners and contact lens manufacturers. Many eye care practitioners have been reluctant to provide patients with a copy of their prescription or to release such information to direct marketers upon request, thereby impeding patients from purchasing lenses from a direct marketer. In addition, until recently substantially all of the major manufacturers of contact lenses had refused to sell contact lenses directly to direct marketing companies and had sought to prohibit their distributors from doing so. These traditional barriers to the direct marketing of contact lenses have been reduced and may be completely eliminated in the future. The Federal Trade Commission (the "FTC") has from time to time solicited comments regarding whether eye care practitioners should be required to release contact lens prescriptions to their patients. See "Purchasing and Principal Suppliers" and "Government Regulation."

Product Offerings

Contact lenses can be divided into two categories: soft lenses and hard lenses (primarily rigid gas permeable). There are three principal wearing regimes for soft contact lenses: conventional, disposable and planned replacement. Conventional lenses are designed to be worn indefinitely but are typically replaced after 12 to 24 months. Disposable soft contact lenses were introduced in the late 1980s based on the concept that changing lenses on a more regular basis was important to comfort, convenience, maintaining healthy eyes and patient compliance. Disposable lenses are changed as often as daily and up to every two weeks, depending on the product. Planned replacement lenses are designed to be changed as often as every two weeks and up to every three months.

The Company is a direct marketer of replacement contact lenses and does not manufacture contact lenses or provide eye examinations or related services to its customers. The Company offers substantially all of the soft and hard contact lenses produced by the leading contact lens manufacturers, including Johnson & Johnson, CIBA Vision, Bausch & Lomb, Ocular Sciences and CooperVision. The Company stocks a large inventory of lenses from which it can ship approximately 95% of its orders within one business day of receipt. The Company believes that its ability to maintain a large inventory of contact lenses provides it with a competitive advantage over eye care practitioners, optical chains and discount stores and serves as an effective barrier to entry to potential entrants in the direct marketing of contact lenses.

The Company purchases product directly from certain manufacturers. See "Purchasing and Principal Suppliers." The Company's products are delivered in the same sterile, safety sealed containers in which the lenses were packaged by the manufacturer. From time to time, the Company purchases contact lenses that were labeled as "samples" by the manufacturer. Such lenses are sometimes offered by the Company to customers as part of promotional programs at reduced prices.

Customers and Marketing

The Company's customers are located principally throughout the United States. The percentage of the Company's customers that are located in each state is approximately equal to the percentage of the United States' population which resides in such state, with the largest concentration of the Company's customers residing in California. The Company strives to deliver a high level of customer service in an effort to maintain and expand its loyal customer base. The Company utilizes a focused, closely managed and monitored marketing strategy that is designed to enhance the awareness and value of its brand. The Company continually researches and analyzes new ways in which to advertise its products. After identifying an attractive potential new advertisement or advertising medium, the Company commits to such advertising for an initial test period. The response generated by such advertising is monitored and analyzed by the Company and a decision to commit significant resources to a particular advertisement or advertising medium is made only if the Company is satisfied with the response rates it has generated. After the initial testing period, the Company continues to closely monitor its advertising in order to identify and react to trends in consumer response patterns and adjust its marketing strategy accordingly.

The majority of contact lens wearers are between the ages of 14 and 49. In addition, approximately two-thirds of contact lens wearers are women and contact lens wearers generally have higher incomes than eyeglass wearers do. Through its national advertising campaign, the Company is able to target its advertising to contact lens wearers in these key demographic groups, as well as certain other persons based on other important demographics.

The Company spent approximately $26.9 million on advertising in fiscal 2001. Although, the Company intends to continue its nationwide advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand name, increase traffic on its website, add new customers, continue to build strong customer loyalty and maximize repeat purchases, it is currently planning on reducing the amount spent on advertising in fiscal 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7 of Part II of this Form 10-K. The Company's advertising campaign targets both its traditional telephone customers and its online customers and is designed to drive new and repeat purchases. In addition, the Company intends to continue its direct marketing campaign to its more than 2.3 million customers through the U.S. mail and e-mail.

A brief description of the principal components of the Company's national advertising campaign is set forth below:

Broadcast. The Company utilizes a nationwide broadcast advertising campaign with significant purchases on both cable and network television. The Company's television ads typically focus on its ability to rapidly deliver to customers the same contact lenses offered by eye care practitioners. The Company believes that its easy-to-remember phone number and Internet address make television a particularly effective marketing vehicle and that television advertising will continue to be the key to building awareness for its 1-800 CONTACTS brand name.

Internet. The Company uses the unique resources of the Internet as a means of marketing in an effort to drive new and repeat traffic. The Company continues to seek opportunities to expand its presence within highly trafficked content sites.

Direct-Mailing. The Company uses direct-mail to advertise its products to selected groups of consumers. The Company utilizes mailing lists obtained from both private and public sources to target its advertisements specifically to contact lens wearers.

Cooperative Mailings. The Company advertises its products in cooperative mail programs sponsored by the leading cooperative mail companies in the United States. This advertising medium permits the Company to target consumers in specific zip codes according to age, income and other important demographics.

Management Information Systems

The Company has developed proprietary management information systems that integrate the Company's order entry and order fulfillment operations. The Company is continually upgrading and enhancing these systems and believes that these systems enable it to operate efficiently and provide enhanced customer service. The key features of these management information systems are their ability to: (i) process numerous types of orders, including telephone, Internet and others; (ii) continually monitor and track the Company's inventory levels for substantially all of its products; (iii) rapidly process credit card orders; (iv) increase the speed of the shipping process with integrated and automated shipping functions; and (v) increase accuracy through the scanning of each order prior to shipment to ensure it contains the correct quantity and type of lenses.

The management information systems provide the Company's customer service representatives ("CSRs") with real-time product availability information for substantially all of its products through a direct connection with the Company's distribution center, whereupon information is immediately updated as lenses are shipped. In addition, Internet customers can obtain real-time product availability information for many products. The management information systems also have an integrated direct connection for processing credit card payments which allows the CSR to charge the customer's card and ensure that a valid card number and authorization have been received in approximately five seconds while the CSR is on the phone with the customer. CSRs also have access to records of all prior contact with a customer, including the customer's address, prescription information, order history and payment history and notes of any prior contact with the customer made by phone, Internet, e-mail, mail or fax. Based on product availability provided by the management information systems, the CSR provides the customer with an estimated date of delivery of their lenses. If a customer's order will not be shipped by the promised delivery date, the management information systems notify the CSR who entered the order and provide any information explaining the delay, and the CSR contacts the customer to inform them of the delay.

After an order has been entered into the management information systems by a CSR, it is sent to the Company's distribution center via a direct connection. After the distribution center receives the order, the invoice for the order is printed. The invoice for each order contains the type and quantity of the lenses, as well as a shipping label for the order. Tracking, manifesting, billing and other shipping functions are integrated into the Company's management information systems so that all necessary bar codes and tracking information for shipment via independent couriers are printed directly on the Company's shipping label, and separate labeling or a separate computer is not needed to ship packages via independent couriers.

After the invoice for an order is printed at the Company's distribution center, the order is pulled from inventory and scanned to ensure that the prescription and quantity of each item matches the order in the Company's management information systems. Audible notices inform the shipping agent of any errors in the order. After the order has been scanned for accuracy, the management information systems update the Company's inventory level. Then the order is placed in a box produced by the Company's automated box folder and is sent to an automatic sealer. After the package leaves the sealer, another scanner reads the bar code on the shipping label to determine which method of shipment is being used, adds the package to the appropriate carrier's manifest and directs the appropriate hydraulic diverter to push the package into the appropriate carrier's shipping bin.

The Company has installed a battery powered back-up system capable of supporting its entire call center, computer room and phone switch. This system is further protected by a generator capable of supporting the Company's call center operations for a period of five days. All critical data is simultaneously written to a series of back-up drives throughout the day and at the end of the day the Company's data is transmitted to an offsite location. There can be no assurance that the Company's back-up system will be sufficient to prevent an interruption in the Company's operations in the event of disruption in the Company's management information systems, and an extended disruption in the management information systems could adversely affect the Company's business, financial condition and results of operations.

Operations

The primary components of the Company's operations include its teleservices, order entry and customer service, Internet and distribution and fulfillment.

Teleservices, Order Entry and Customer Service. The Company provides its customers with toll-free telephone access to its CSRs. Currently, the Company's call center generally operates from 6:00 a.m. to 10:00 p.m. (MST) Monday through Thursday, 6:00 a.m. to 9:00 p.m. (MST) on Friday, 7:00 a.m. to 9:00 p.m. (MST) on Saturday and 8:00 a.m. to 4:00 p.m. (MST) on Sunday. Customers may place orders via the Internet 24 hours a day, 7 days a week. Potential customers may also obtain product, pricing or other information over the Internet or through an interactive voice response system. The Company's orders are received by phone, Internet, mail, facsimile and electronic mail. CSRs process orders directly into the Company's proprietary management information systems, which provide customer order history and information, product specifications, product availability, expected shipping date and order number. CSRs are provided with a sales script and are trained to provide information about promotional items. Additionally, CSRs are trained to provide customer service and are authorized to resolve all customer service issues, including accepting returns and issuing refunds, as appropriate.

The Company believes its customers are particularly sensitive to the way merchants and salespeople communicate with them. The Company strives to hire energetic, service-oriented CSRs who can understand and relate to customers. CSRs participate in an extensive training program. The Company also has a quality assurance department. This department monitors and reviews the CSRs' performance and coaches the CSRs as necessary.

The Company continually upgrades and enhances its management information systems. The Company believes it has the capacity to handle up to 30,000 calls per day.

The laws in most states require that contact lenses be sold pursuant to a valid prescription. In some states, the Company operates according to agreements it has entered into with local regulatory authorities or medical boards or agencies. The Company's general operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription but does have the prescription information obtained directly from the customer's eye care practitioner, the Company attempts to contact the customer's eye care practitioner to obtain a copy of or verify the customer's prescription. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's general practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. The Company retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber.

Internet. The Company's website, www.contacts.com, provides customers with a quick, efficient and cost-effective method for obtaining replacement contact lenses 24 hours a day, 7 days a week. The Company is continually upgrading the content and functionality of its website. The website allows customers to easily browse and purchase substantially all of the Company's products, promotes brand loyalty and encourages repeat purchases by providing an inviting customer experience. The Company has designed its website to be fast, secure and easy to use and to enable its customers to purchase products with minimal effort. The Company also offers Internet customers services such as free shipping, shipping confirmation and online order tracking. During the call center's operating periods, the Company offers service and support to its Internet customers over the telephone. The Company also provides real-time online messaging and e-mail support to customers 24 hours a day, 7 days a week. The Company's website allows customers to dispense with providing personal profile information after their initial order. The website has permitted the Company to expand its customer base through better service while reducing transaction costs.

The Company's online service automates the processing of customer orders, interacts with the management information systems and allows the Company to gather, store and use customer and transaction information in a comprehensive and cost-efficient manner. The Company's website contains customized software applications that interface with the Company's management information systems.

The Company maintains a database containing information compiled from customer profiles, shopping patterns and sales data. The Company analyzes information in this database to develop targeted marketing programs and provide personalized and enhanced customer service. This database is scaleable to permit large transaction volumes. The Company's systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs.

The Company uses a combination of proprietary and industry-standard encryption and authentication measures designed to protect a customer's information. The Company maintains an Internet firewall to protect its internal systems and all credit card and other customer information.

Distribution and Fulfillment. Approximately 95% of the Company's orders are shipped within one business day of receipt. Customers generally receive orders within one to five business days after shipping, depending upon the method of delivery chosen by the customer. A shipping and handling fee is charged on each customer order, except those orders received via the Internet and those received by mail with an enclosed check. Customers have the option of having their order delivered by overnight courier for an additional charge. The Company's management information systems automatically determine the anticipated delivery date for each order.

The Company uses an integrated packing and shipping system via a direct connection to the Company's management information systems. This system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations. The Company's management information systems are specifically designed with a number of quality control features to help ensure the accuracy of each order.

The Company began operations in its current distribution center in February 1999. This facility is strategically located near the Salt Lake City, Utah airport. In March 2002, the Company increased the size of its distribution center to approximately 84,000 square feet.

Purchasing and Principal Suppliers

Until recently, substantially all of the major manufacturers of contact lenses had refused to sell lenses directly to direct marketers, including the Company, and had sought to prohibit their distributors from doing so. Currently, Johnson & Johnson and Ocular Sciences are the only major manufacturers who refuse to sell directly to the Company. As a result, the Company purchases a substantial portion of its products from unauthorized distributors. The Company is aware that at least one large manufacturer of contact lenses puts tracking codes on its products in an effort to identify distributors who are selling to direct marketers.

In June 1994, the Attorney General for the State of Florida, acting on behalf of disposable contact lens consumers in that state, filed an anti-trust action against Johnson & Johnson, CIBA Vision, Bausch & Lomb and certain eye care practitioners and their trade associations alleging, among other things, that the contact lens manufacturers' policy not to sell to mail order distributors and others was adopted in conspiracy with eye care practitioners, as the result of pressure by eye care practitioners, in order to eliminate alternative channels of trade from the disposable lens market (the "Florida Action").

In December 1996, the Attorney General for the State of New York, on behalf of itself and the Attorney Generals for approximately 21 other States, filed a substantially similar action naming three major manufacturers of soft contact lenses as well as several optometrists and their trade associations as defendants (the "New York Action"). Additional states joined the New York Action after it was filed, and the Florida Action and the New York Action were consolidated (the "Attorney General Action"). The Attorney General Action, also referred to as the multi-district litigation, entered into the trial phase in March 2001 in Jacksonville, Florida.

CIBA Vision and Bausch & Lomb have entered into settlement agreements. In July 1997, the Company was approved as an authorized distributor of CIBA Vision. In March 2001, the Company was approved as an authorized distributor of Bausch & Lomb. Being an authorized distributor of these manufacturers allows the Company to purchase their contact lenses at wholesale level prices.

On May 22, 2001, the Middle District Court in Jacksonville, Florida announced a preliminary settlement with Johnson & Johnson. The court finalized the settlement agreement on November 1, 2001. The agreement became effective on December 1, 2001. In October 2001, the Company was granted intervener status to this multi-district litigation by the court. This status allows the Company to become a party to the lawsuit for the limited purpose of enforcing the injunctive relief provisions of the settlement agreement, e.g. requiring Johnson & Johnson's eye care division, Vistakon, to sell its products directly to the Company. See "Legal Proceedings."

Johnson & Johnson's press release announcing the settlement stated that it would begin selling to alternative channels of distribution. To date, Vistakon has refused to open an account with the Company. Vistakon's current interpretation of the settlement agreement, and its subsequent actions, have made its products more difficult for the Company to obtain and have resulted in wholesale price increases.

As a result of some manufacturers' refusal to sell to the Company, the Company is not an authorized dealer for some of the products which it sells. In addition, the Company believes that the price which it pays for certain products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses and who benefit from being allowed to participate in cooperative advertising funds, coupon, sample, rebate and other marketing and promotional programs. Although the Company has been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there can be no assurance that the Company will not encounter difficulties in the future. The inability of the Company to obtain sufficient quantities of contact lenses at competitive prices would have a material adverse effect on the Company's business, financial condition and results of operations.

Although the Company seeks to reduce its reliance on any one supplier by establishing relationships with a number of distributors and other sources, the Company acquired from a single distributor approximately 38%, 35% and 46% of its contact lens purchases in fiscal 1999, 2000 and 2001, respectively. The Company's top three suppliers accounted for approximately 68%, 62% and 70% of the Company's inventory purchases in fiscal 1999, 2000 and 2001, respectively. The Company believes that a substantial number of its suppliers are not authorized by contact lens manufacturers to distribute their products. The Company does not have written agreements with substantially all of its suppliers. The Company continually seeks to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices.

Competition

The retail sale of contact lenses is a highly competitive and fragmented industry. Traditionally, contact lenses were sold to customers almost exclusively by eye care practitioners in connection with providing them an eye examination. Competition for patients and the revenue related to providing them contact lenses significantly increased as optical chains and large discount retailers began providing optical services and has further intensified with the entry of direct marketers such as the Company. The Company believes that the eye care profession suffers from a surplus of eye care practitioners, and that the resulting competitive pressure has been exacerbated by the increased prevalence of retail optical chains, mass merchandisers and direct marketers. Consequently, the competition amongst eye care practitioners to acquire customers and the competition to provide replacement lenses to such customers has intensified.

The Company's principal competitors include ophthalmologists and optometrists in private practice. The Company also competes with national optical chains, such as Cole Vision, LensCrafters and National Vision

Association and mass merchandisers, such as Wal-Mart, Sam's and Costco. In addition, the Company competes with other direct marketers of contact lenses. The Company may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than the Company.

The Company believes that many of its competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases affords such competitors with better pricing terms, access to supply and other sales and marketing programs. In addition, some of the competitors are significantly larger in overall revenues and have significantly greater resources than the Company. The Company believes that the principal elements of competition in the industry include price, product availability, customer service and consumer awareness.

Government Regulation

Federal Regulation. Contact lenses are regulated by the FDA as "medical devices." The FDA classifies medical devices as Class I, Class II or Class III and regulates them to varying degrees, with Class I medical devices subject to the least amount of regulation and Class III medical devices subject to the most stringent regulations. Rigid gas permeable and soft contact lenses are classified as Class II medical devices if intended only for daily wear and as Class III medical devices if intended for extended wear. These regulations generally apply only to manufacturers of contact lenses, and therefore do not directly impact the Company. Federal regulations also require the labels on "medical devices" to contain adequate instructions for their safe and proper use. However, there is an exemption from this requirement for medical devices the use of which is not safe except under the supervision of a practitioner licensed by law to direct the use of such device. Devices which fall in this exception must contain as part of their labeling the statement "Caution: Federal law restricts this device to sale by or on the order of ________ (physician or other licensed practitioner)," the blank to be filled in with the word physician or other practitioner authorized by the law of the state in which the practitioner practices to use or order the use of the device. The FDA considers contact lenses to qualify for this labeling exemption; however, a device bearing this legend that is dispensed without a prescription may be considered misbranded by the FDA. Potential penalties for misbranding include warning letters from the FDA, seizure, injunction, civil penalties, or prosecution. To date, the FDA has not taken any such action against the Company.

State Regulation. The sale and delivery of contact lenses to the consumer is subject to state laws and regulations. The Company sells to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of contact lenses vary from state to state, but generally can be classified into six categories: (i) laws that require contact lenses only be dispensed pursuant to a prescription; (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses; (iii) laws that require lenses be dispensed only in a face-to-face transaction; (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; (v) agreements with regulatory authorities which regulate the dispensing of contact lenses and (vi) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. Many of the states requiring that contacts be dispensed in face-to-face meetings or by a person licensed by such state to dispense lenses also require that lenses only be dispensed pursuant to a valid prescription.

The laws and regulations in a significant number of states, including most of the states wherein a large portion of the Company's sales are concentrated, require that contact lenses only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription be obtained before providing the lenses to the customer. In some states, the Company operates according to agreements it has entered into with local regulatory authorities or medical boards or agencies. The Company's general operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription but does have the prescription information obtained directly from the customer's eye care practitioner, the Company attempts to contact the customer's eye care practitioner to obtain a copy of or verify the customer's prescription. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's general practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. The Company retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber.

The Company's ability to comply with state laws and regulations requiring a valid prescription is hampered because the Company's customers are often unable to get a copy of their prescription. The Company believes that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of direct marketers. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patient's request, is under review by the FTC. In the absence of federal law on the matter, contact lens prescription release is currently governed by state law. The Company believes there are approximately 26 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, the Company believes that many prescribers continue to refuse to release prescriptions to their patients or to direct marketers of contact lenses, including the Company.

In addition to requiring a valid prescription, a substantial number of states also require that contact lenses only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or contact lens dispenser, depending on the state in which the customer is located. Neither the Company nor any of its employees is a licensed or registered dispenser of contact lenses in many of the states in which the Company does business. The laws in a small number of states effectively prohibit the sale of contacts through the mail by requiring that a person licensed under that state's law to dispense contacts be in personal attendance at the place of sale. In addition, there are several states in which the laws and regulations do not specifically address the issue of who may dispense contact lenses or are unclear with respect to the requirements for dispensing lenses. Generally, these laws are older and were written before mail order and other distributors began selling contact lenses. Lastly, the Company believes that the laws in a small number of states do not require that replacement contact lenses be dispensed pursuant to a prescription or only by a professional licensed in such state.

Any action brought against the Company based on its failure to comply with applicable state laws and regulations could result in significant fines to the Company, the Company being prohibited from making sales in a particular state, the Company being required to comply with such laws or could constitute a misdemeanor. Such required compliance could result in: (i) increased costs to the Company; (ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription; (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws and (iv) misdemeanor penalties and civil fines. The occurrence of any of the above results could have a material adverse effect on the Company's ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably. The Company has not obtained an opinion of counsel with regard to its compliance with all applicable state laws and regulations or the enforceability of such state laws and regulations, and information contained herein regarding the Company's compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel. The Company has in the past, and intends in the future, to vigorously defend any actions brought against it.

An FTC rule adopted in 1978 requires eye care practitioners to provide their patients with a copy of their eyeglass prescription (the "Prescription Release Rule"). The Prescription Release Rule was adopted based on a finding by the FTC that consumers were being deterred from comparison shopping for eyeglasses because eye care practitioners refused to release prescriptions. In April 1997, the FTC published a request for comments regarding the Prescription Release Rule with respect to whether the rule should be expanded to require the release of contact lens prescriptions, whether consumers have historically been able to get their contact lens prescriptions upon request and whether the refusal to release contact lens prescriptions has benefits justifying such refusal. The April 1997 request for comment is still open. The Attorneys General of 17 states have provided comment to the FTC in support of extending the Prescription Release Rule to contact lenses. The FTC undertook a similar review in 1985 and again in 1995, both times concluding that the rule should not be expanded to require the release of contact lens prescriptions.

From time to time the Company receives notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. The Company's practice is to review such notices with legal counsel to determine the appropriate response on a case-by-case basis.

It is the opinion of management, after discussion with legal counsel, that the Company is taking the appropriate steps to address the various notices received. See "Legal Proceedings" for formal complaints filed against the Company concerning its business practices.

Intellectual Property

The Company conducts its business under the trade name and service marks "1-800 CONTACTS." The Company has taken steps to register and protect these marks and believes that such marks have significant value and are an important factor in the marketing of its products. The Company owns the right to use the 1-800 CONTACTS telephone number. However, under applicable FCC rules and regulations, the Company does not have and cannot acquire any property rights to the telephone number. The Company does not expect to lose the right to use the 1-800 CONTACTS number; however, there can be no assurance in this regard. The loss of the right to use the 1-800 CONTACTS number would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has obtained the rights to international equivalents for the 1-800 CONTACTS phone number; however, like the 1-800 CONTACTS number, the Company does not have and cannot acquire any property rights in these telephone numbers.

The Company also has obtained the rights to various Internet addresses, including but not limited to www.1800contacts.com, www.contacts.com and www.contactlenses.com. As with phone numbers, the Company does not have and cannot acquire any property rights in Internet addresses. The Company does not expect to lose the ability to use the Internet addresses; however, there can be no assurance in this regard and such loss would have a material adverse effect on the Company's financial position and results of operations.

Employees

As of December 29, 2001 the Company employed 382 persons, of which 264 were full-time employees and 118 were part-time employees. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relationship with its employees to be good.

Item 2. Properties.

All of the Company's management and call center operations are conducted through approximately 39,000 square feet of leased space located in Draper, Utah, a suburb of Salt Lake City. The lease relating to this facility expires in 2006.

The Company's distribution center is located near the Salt Lake City, Utah airport. In March 2002, the Company amended its lease agreement to increase the space by approximately 18,000 square feet, bringing the total leased space to approximately 84,000 square feet. The lease term for the distribution center was extended through December 2005.

Item 3. Legal Proceedings.

On July 14, 1998, Craig S. Steinberg, O.D., a professional corporation d.b.a. City Eyes Optometry Center, filed a purported class action on behalf of all California optometrists against the Company and its directors in Los Angeles County Superior Court. In a series of rulings in late 2000 and early 2001, the trial court struck all of Steinberg's claims for monetary relief and another claim was dismissed. After Steinberg's appeals to the California

Court of Appeals and California Supreme Court were denied, the parties settled the action in April 2001. The settlement did not materially impact the Company's results of operations.

On April 7, 1999, the Kansas Board of Examiners in Optometry ("KBEO") commenced a civil action against the Company. The action was filed in the District Court of Shawnee County, Kansas, Division 6. The complaint was amended on May 28, 1999. The amended complaint alleges that "on one or more occasions" the Company sold contact lenses in the state of Kansas without receipt of a prescription. The amended complaint seeks an order enjoining the Company from further engaging in the alleged activity. The amended complaint does not seek monetary damages. In response to the amended complaint, the Company has retained counsel, and intends to vigorously defend itself in this action. The Company has filed an answer to the amended complaint and, at the request of the Court, filed a motion for summary judgment. In November 2000, the Court issued an order denying the summary judgment motion, finding that there were factual issues regarding whether the KBEO can meet the requirements necessary to obtain injunctive relief, and whether the Kansas law violates the Commerce Clause of the United States Constitution. The parties are now engaging in fact and expert discovery in preparation for trial.

On or about November 2, 1999, the Texas Optometry Board ("TOB") filed a civil action against the Company seeking injunctive relief and civil penalties against the Company for alleged violations of the Texas Optometry Act. The TOB alleges that the Company (1) failed to state explicitly in its advertisements that a written prescription is required to purchase contact lenses in Texas and (2) dispensed contact lenses without such a prescription. The Company has filed an answer and plans to vigorously defend this action. Currently, the TOB is revising its administrative rules, which may resolve some of the issues in dispute. The Company also is engaged in discussions with the TOB regarding this action.

The Company entered into a written settlement agreement with the Texas Department of Health ("TDH"), the regulatory authority in Texas for sellers of contact lenses. This settlement agreement became effective on February 29, 2000, and relates to the Company's sales practices in Texas. The agreement began to be implemented in November 2000 and allows for a review of and, if necessary, changes to the Company's practices during an initial six-month period. The TDH issued a Notice of Violation against the Company on or about February 26, 2001, alleging that the Company failed to comply with certain provisions of the agreement. The Company is engaged in discussions with the TDH regarding this notice.

On May 22, 2001, the Middle District Court in Jacksonville, Florida announced a preliminary settlement with Johnson & Johnson with respect to the multi-district litigation ("MDL") brought by the attorneys general of 32 states on behalf of a nationwide class of consumers. This suit alleged that consumers overpaid for contact lenses as a result of antitrust violations by Johnson & Johnson, CIBA Vision, Bausch & Lomb, and the American Optometric Association ("AOA"). Specifically, the attorneys general alleged that the manufacturers and the AOA conspired to eliminate competition from alternative distribution channels, including mail order companies, and ensure that contact lenses would only be available from eye care professionals. On or about October 12, 2001 the Company was granted intervener status by the court in the MDL lawsuit. This status allows the Company to become a party to the lawsuit for the limited purpose of enforcing the injunctive relief provisions of the MDL settlement agreement, e.g. requiring Johnson & Johnson's eye care division, Vistakon, to sell its products directly to the Company. The court finalized the MDL settlement agreement on November 1, 2001. The agreement became effective on December 1, 2001. To date, Vistakon has refused to open an account with the Company. However, this is the subject of ongoing litigation—to determine under what circumstances Vistakon must comply with the settlement agreement and sell to the Company.

On October 18, 2001, Vistakon filed an action against the Company concerning certain of the Company's communications with customers informing them of the Company's belief that there are superior products available from other manufacturers with less restrictive distribution policies. The action was filed in the Middle District Court in Jacksonville, Florida. The complaint alleges claims for false advertising, unfair trade practices, tortious interference with prospective economic advantage and defamation and seeks both damages and injunctive relief. Vistakon also filed a motion for preliminary injunction which the Company opposed. The court granted Vistakon's preliminary injunction motion in part. The court ruled that when the Company wishes to rely on a particular study that the Company needs to make clear which lenses the study compares. Also, the court found that some of the

Company's statements were inconsistent when it stated that it continues to fill virtually all orders of Vistakon products while also stating that Vistakon has attempted to cut off the Company's sources for Vistakon product. The Company appealed this decision and is presently waiting for the 11th circuit federal court of appeals to hear the case. The Company believes the complaint lacks merit and plans to vigorously defend the action.

From time to time the Company is involved in other legal matters generally incidental to its business.

It is the opinion of management, after discussion with legal counsel, that the ultimate dispositions of all of these matters will not likely have a material impact on the financial condition, liquidity or results of operations of the Company. However, there can be no assurance that the Company will be successful in its efforts to satisfactorily resolve these matters and the ultimate outcome could result in a material negative impact on the Company's results of operations and financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's security holders in the fourth quarter of fiscal 2001.

Item 4A. Executive Officers of the Registrant

The information under this Item is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

Name	Age	Position
Jonathan C. Coon	32	President, Chief Executive Officer and Director
John F. Nichols	41	Vice President, Sales and Director
Scott S. Tanner	41	Chief Operating Officer, Chief Financial Officer and Director
Kevin K. McCallum	40	Vice President, Marketing
Robert G. Hunter	35	Vice President, Finance

Jonathan C. Coon is a co-founder of the Company and currently serves as President and Chief Executive Officer and Director. Mr. Coon received his Bachelor's Degree from Brigham Young University in 1994. Mr. Coon has nine years of experience in the contact lens distribution industry.

John F. Nichols is a co-founder of the Company and currently serves as Vice President, Sales and Director. Mr. Nichols is a certified optician in the State of California and was the owner of the Discount Lens Club from 1991 until February 1995. Mr. Nichols worked with Bausch & Lomb as a Senior Sales Representative from 1989 to 1991.

Scott S. Tanner has served as the Chief Operating Officer of the Company since November 1999 and as the Chief Financial Officer and Director since November 1997. Prior to joining the Company, Mr. Tanner served as the Chief Financial Officer of Country Club Foods, Inc., a Utah-based snack food manufacturer and distributor, from 1995 to 1997. Prior thereto, Mr. Tanner served in various management positions at Apple Computer, Inc. from 1988 to 1995 and worked at Peat, Marwick & Mitchell & Co. in San Francisco from 1984 to 1986. Mr. Tanner received a Bachelor's Degree from Stanford University and an MBA from Harvard University.

Kevin K. McCallum has served as Vice President, Marketing of the Company since March 2000. Prior to joining the Company, Mr. McCallum, a 9-year veteran of Procter & Gamble from 1991 to 2000, served as a Director of Marketing for several of Proctor & Gamble's global laundry and cleaning brands. Prior thereto, Mr. McCallum served as a line officer in the U.S. Navy from 1984 to 1989. Mr. McCallum received a Bachelor's Degree from the United States Naval Academy and an MBA from the Georgia Institute of Technology.

Robert G. Hunter has served as Vice President, Finance of the Company since August 2000. Prior to his current position, Mr. Hunter served as the Corporate Controller since November 1997. Before joining the Company, Mr. Hunter served as an auditor with Hawkins, Cloward & Simister LC from November 1993 to 1997 and with Arthur Andersen LLP from April 1992 to November 1993. Mr. Hunter is a Certified Public Accountant. Mr. Hunter graduated *summa cum laude* with a Bachelor's Degree from Brigham Young University, where he also earned a Masters of Accountancy Degree.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Market Information

The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "CTAC." The Common Stock commenced trading on February 10, 1998. On July 24, 2000, the Company effected a two-for-one stock split. This stock split has been retroactively reflected in the following table which sets forth the high and low closing sale prices per share for the Common Stock as reported by the Nasdaq for the periods presented:

	High	Low
Year ended December 30, 2000:		
First Quarter	$ 17.31	$ 12.97
Second Quarter	24.00	12.50
Third Quarter	62.50	22.72
Fourth Quarter	47.75	25.19
Year ended December 29, 2001:		
First Quarter	37.63	19.56
Second Quarter	30.30	18.98
Third Quarter	25.63	11.89
Fourth Quarter	17.68	12.00

Holders

As of March 15, 2002, there were approximately 86 holders of record of Common Stock. The Company believes that it has a significantly larger number of beneficial holders of Common Stock. A recently reported last sale price of the Common Stock on the Nasdaq is set forth on the cover page of this report.

Dividends

The Company anticipates that all of its future earnings will be retained to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will depend upon among other factors, the Company's results of operations, financial condition, capital requirements and contractual restrictions. In addition, the Company's revolving credit facility prohibits the Company from paying any cash dividends on the Common Stock.

Recent Sales of Unregistered Securities

No securities of the Company that were not registered under the Securities Act have been issued or sold by the Company within the period covered by this report.

Item 6. Selected Financial Data.

The financial data as of and for the years ended December 31, 1997 ("fiscal 1997"), January 2, 1999 ("fiscal 1998"), January 1, 2000 ("fiscal 1999"), December 30, 2000 ("fiscal 2000") and December 29, 2001 ("fiscal 2001") have been derived from the audited financial statements of the Company. The selected financial data below should be read in conjunction with the financial statements and the notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such information for the three years ended December 29, 2001 is included as part of this Form 10-K.

	Fiscal Year 1997	Fiscal Year 1998	Fiscal Year 1999	Fiscal Year 2000	Fiscal Year 2001
		(in thousands, except per share amounts)			
Statement of Operations Data:					
Net sales	$ 21,115	$ 59,876	$ 98,525	$ 144,971	$ 169,036
Cost of goods sold	14,024	37,315	59,416	86,367	103,093
Gross profit	7,091	22,561	39,109	58,604	65,943
Advertising expense	3,486	24,207	20,238	25,603	26,850
Legal and professional fees	112	433	454	870	2,838
Other selling, general and administrative expenses	2,347	6,902	11,548	15,251	19,874
Total selling, general and administrative expenses	5,945	31,542	32,240	41,724	49,562
Income (loss) from operations	1,146	(8,981)	6,869	16,880	16,381
Other income (expense), net	(114)	446	(41)	198	(252)
Income (loss) before benefit (provision) for income taxes	1,032	(8,535)	6,828	17,078	16,129
Benefit (provision) for income taxes(1)	(397)	642	(701)	(6,604)	(6,265)
Net income (loss)(1)	$ 635	$ (7,893)	$ 6,127	$ 10,474	$ 9,864
Basic net income (loss) per common share	$ 0.07	$ (0.63)	$ 0.49	$ 0.88	$ 0.85
Diluted net income (loss) per common share(2)	$ 0.07	$ (0.63)	$ 0.48	$ 0.86	$ 0.84
Balance Sheet Data (at the end of period):					
Working capital (deficit)	$ (1,622)	$ 11,845	$ 14,837	$ 9,359	$ 18,388
Total assets	7,781	18,016	25,054	26,108	50,405
Total debt (including current portion)	2,760	67	30	3,265	12,526
Stockholders' equity	854	14,833	18,701	13,964	23,753

(1) Prior to February 9, 1998, the Company operated as an S corporation and was not subject to federal and certain state income taxes. The benefit (provision) for income taxes and net income (loss) for the periods prior to February 9, 1998 reflect income taxes on a pro forma basis as if the Company had been a C corporation.

(2) Diluted net income (loss) per common share is based on the weighted average shares of Common Stock and Common Stock equivalents outstanding, including actual shares outstanding and shares deemed to be outstanding using the treasury stock method. The shares deemed to be outstanding for 1997 include the number of shares sufficient to fund the S corporation distribution of approximately $983,000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company is a leading direct marketer of replacement contact lenses. The Company was formed in February 1995 and is the successor to the mail order business founded by the Company's Vice President of Sales in March 1991. Since its formation, the Company's net sales have grown rapidly, from $3.6 million in fiscal 1996 to $169 million in fiscal 2001, with Internet sales having grown from an insignificant amount in fiscal 1996 to approximately $67.6 million in fiscal 2001.

On July 24, 2000, the Company effected a two-for-one stock split. All share and per share information in this Form 10-K has been adjusted retroactively to give effect to this stock split.

The Company's fiscal year consists of a 52/53 week period ending on the Saturday nearest to December 31. Fiscal 1999, ended January 1, 2000; fiscal 2000, ended December 30, 2000; and fiscal 2001, ended December 29, 2001. All three of these fiscal years are 52 week years.

The Company expenses all advertising costs when the advertising first takes place. As a result, quarter-to-quarter comparisons are impacted within and between quarters by the timing of television, radio and Internet advertisements and by the mailing of the Company's printed advertisements. The volume of mailings and other advertising may vary in different quarters and from year to year depending on the Company's assessment of prevailing market opportunities.

The sale and delivery of contact lenses are governed by both federal and state laws and regulations. The Company sells to customers in all 50 states, and each sale is likely to be subject to the laws of the state where the customer is located. In some states, the Company operates according to agreements it has entered into with local regulatory authorities or medical boards or agencies. The Company's general operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription but does have the prescription information obtained directly from the customer's eye care practitioner, the Company attempts to contact the customer's eye care practitioner to obtain a copy of or verify the customer's prescription. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's general practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. The Company retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber. See "Government Regulation" under Item 1 of Part I of this Form 10-K.

On May 22, 2001, the Middle District Court in Jacksonville, Florida announced a preliminary settlement with Johnson & Johnson with respect to the multi-district litigation brought by the attorneys general of 32 states on behalf of a nationwide class of consumers. This suit alleged that consumers overpaid for contact lenses as a result of antitrust violations by Johnson & Johnson, CIBA Vision, Bausch & Lomb, and the American Optometric Association ("AOA"). Specifically, the attorneys general alleged that the manufacturers and the AOA conspired to eliminate competition from alternative distribution channels, including mail order companies, and ensure that contact lenses would only be available from eye care professionals. The court finalized the settlement agreement on November 1, 2001. The agreement became effective on December 1, 2001. CIBA Vision settled this lawsuit more than four years ago and Bausch & Lomb settled in the first part of 2001. The Company now purchases lenses directly from these two manufacturers.

Johnson & Johnson's press release announcing the settlement stated that it would begin selling to alternative channels of distribution. To date, Johnson & Johnson's eye care division, Vistakon, has refused to open an account with the Company. In October 2001, the Company was granted intervener status to this multi-district litigation by the court. This status allows the Company to become a party to the lawsuit for the limited purpose of enforcing the injunctive relief provisions of the settlement agreement, e.g. requiring Vistakon to sell its products directly to the Company.

Vistakon's current interpretation of the settlement agreement, and its subsequent actions, have made its products more difficult for the Company to obtain. As long as this restricted supply and the resulting wholesale price increases continue, the Company's future net sales and gross profit will be negatively impacted. As a result of this restricted supply, the Company has reduced its planned advertising spending, which will also adversely impact net sales.

The Company is also investing significant resources to ensure that the settlement agreement will allow it to purchase contact lenses directly from Vistakon. As a result, the Company expects to continue to incur significant legal and related expenses during fiscal 2002..

In response to Johnson & Johnson's efforts to make its products more difficult to obtain, the Company tested whether it could successfully transition its customers into new products by assisting them in getting fitted for a new brand of contact lenses. The Company believes that these tests indicate that its customers are receptive to an offer from the Company to try both a new product and a new eye care provider. The Company feels that a more active role in the product/provider decision may help it address the policies of manufacturers that refuse to sell their brands to the Company but seek to sell their brands exclusively to eye doctors.

On October 18, 2001, Vistakon filed an action against the Company concerning certain of its communications with customers informing them of the Company's belief that there are superior products available from other manufacturers with less restrictive distribution policies. See "Legal Proceedings," Item 3 of Part I of this Form 10-K.

Results of Operations

The following table presents the Company's results of operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year		
	1999	**2000**	**2001**
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	60.3	59.6	61.0
Gross profit	39.7	40.4	39.0
Advertising expense	20.5	17.7	15.9
Legal and professional fees	0.5	0.6	1.7
Other selling, general and administrative expenses	11.7	10.5	11.7
Total selling, general and administrative expenses	32.7	28.8	29.3
Income from operations	7.0	11.6	9.7
Other income (expense), net	(0.1)	0.2	(0.2)
Income before provision for income taxes	6.9	11.8	9.5
Provision for income taxes	(0.7)	(4.6)	(3.7)
Net income	6.2%	7.2%	5.8%

Fiscal Year 2001 Compared to Fiscal Year 2000

Net sales. Net sales for fiscal 2001 increased 17% to $169 million from $145 million for fiscal 2000. The Company added more than 560,000 new customers during fiscal 2001. In addition, the Company continues to realize the benefits of repeat sales from a growing customer base. Repeat sales for fiscal 2001 increased 32% to $119.2 million, or 71% of net sales, from $90.1 million, or 62% of net sales, for fiscal 2000. The Company also believes that this increase in net sales reflects some of the benefits of the more than $100 million it has invested in its national advertising campaign over the last several years and its commitment to customer service. In addition, the Company continues to refine its marketing efforts to its customer base and enhance its website. The Company has also continued its exposure of its website in its advertising. Internet sales for fiscal 2001 were $67.6 million, or 40% of net sales, as compared to $53.8 million, or 37% of net sales, for fiscal 2000. Due to the current environment (higher prices for and reduced supply of Vistakon products), the Company suspended its quantity discounts on all Vistakon contact lenses in June 2001. In September 2001, the Company implemented other programs to manage its level of Vistakon inventory, including reducing the standard quantity of Vistakon contact lenses offered to customers. The Company also decreased advertising below originally planned levels for the third and fourth quarters of fiscal 2001.

Gross profit. Gross profit as a percentage of net sales decreased to 39.0% for fiscal 2001 from 40.4% for fiscal 2000. Internet sales as a percentage of net sales impacts gross profit as a percentage of net sales since Internet orders generate lower gross profit due to free shipping on those orders. During the second half of fiscal 2001, gross profit was impacted by the increase in wholesale prices paid for Vistakon products. The most significant impact was felt in the fourth quarter of fiscal 2001 as gross profit for the quarter decreased to 35.1 % from 40.1 % for the fourth quarter of fiscal 2000. To offset some of the increase in wholesale prices paid for Vistakon products, the Company raised its retail prices on Vistakon products during December 2001. During fiscal 2001, Vistakon products accounted for about 40% of the Company's net sales. If supply of Vistakon products remains limited and wholesale prices remain at current levels, gross profit will continue to be adversely impacted in future periods.

Advertising expense. Advertising expense for fiscal 2001 increased $1.2 million, or 5%, from fiscal 2000. As a percentage of net sales, advertising expense decreased to 15.9% for fiscal 2001 from 17.7% for fiscal 2000. Due to the current environment (higher prices for and reduced supply of Vistakon products), the Company decreased advertising spending below originally planned levels for the third quarter and fourth quarters of fiscal 2001. Until the current environment (higher prices for and reduced supply of Vistakon products) changes, the Company plans on spending about $2.5 to $3.5 million per quarter on advertising. However, if opportunities present themselves, the Company may increase advertising spending above currently planned levels.

Legal and professional fees. Legal and professional fees for fiscal 2001 increased $2.0 million, or 226%, from fiscal 2000. As a percentage of net sales, legal and professional fees increased to 1.7% for fiscal 2001 from 0.6% for fiscal 2000. During fiscal 2001, the Company incurred significant legal and professional fees related to its legal matters and its increased efforts to proactively influence the industry on behalf of itself and consumers. The Company expects to continue to incur significant legal and professional fees as it continues this proactive approach, including investing resources to ensure that the multi-district litigation settlement agreement with Johnson & Johnson will allow it to purchase contact lenses directly from Vistakon.

Other selling, general and administrative expenses. Other selling, general and administrative expenses for fiscal 2001 increased $4.6 million, or 30%, from fiscal 2000. As a percentage of net sales, other selling, general and administrative expenses increased to 11.7% for fiscal 2001 from 10.5% for fiscal 2000. The fixed portion of operating and payroll costs increased as the Company continues to expand its operating infrastructure and enhance its management team to meet the demands of current and future growth.

Other income (expense), net. Other income (expense) decreased to approximately ($252,000) for fiscal 2001 from approximately $198,000 for fiscal 2000. Interest income decreased due to lower cash balances and lower interest rates earned on cash and cash equivalents. Interest expense increased due to increased use of the revolving credit facility. In addition, during fiscal 2001, the Company recorded a $220,000 loss related to the impairment of non-marketable securities.

Income taxes. The Company's effective tax rate for fiscal 2001 and fiscal 2000 was approximately 38.8% and 38.7%, respectively. As of December 29, 2001, the Company had not provided a valuation allowance on deferred tax assets. The Company's future effective tax rate will depend upon future taxable income. The Company anticipates that its fiscal 2002 effective income tax rate will be approximately 39%.

Fiscal Year 2000 Compared to Fiscal Year 1999

Net sales. Net sales for fiscal 2000 increased 47% to $145 million from $98.5 million for fiscal 1999. The Company added more than 610,000 new customers during fiscal 2000. The Company realized the benefits of repeat sales from a growing customer base. Repeat sales for fiscal 2000 increased 67% to $90.1 million, or 62% of net sales, from $53.8 million, or 55% of net sales, for fiscal 1999. The Company also believes that this increase in net sales reflects some of the benefits of investing in its national advertising campaign over the last several years and its commitment to customer service. In addition to refining its marketing efforts to its customer base, the Company also enhanced its website and increased the exposure of its website in its advertising. Internet sales for fiscal 2000 were $53.8 million, or 37% of net sales, as compared to $18.7 million, or 19% of net sales, for fiscal 1999.

Gross profit. Gross profit as a percentage of net sales increased to 40.4% for fiscal 2000 from 39.7% for fiscal 1999. Although gross profit as a percentage of net sales increased as compared to the prior year, it decreased slightly each quarter during fiscal 2000 from 41.0% in the first quarter of fiscal 2000 to 40.1% by the fourth quarter of fiscal 2000. With the increase in sales, the Company obtained inventory at lower costs because of purchase volumes and more competitive pricing resulting from access to more vendors. The Company also believes that enhanced inventory management techniques had a positive impact on gross profit. These factors were offset by the increase in Internet sales as a percentage of net sales since Internet orders generate lower gross profit because the Company offers free shipping on those orders.

Advertising expense. Advertising expense for fiscal 2000 increased $5.4 million, or 27%, from fiscal 1999. As a percentage of net sales, advertising expense decreased to 17.7% for fiscal 2000 from 20.5% for fiscal 1999.

Legal and professional fees and other selling, general and administrative expenses. Legal and professional fees and other selling, general and administrative expenses for fiscal 2000 increased $4.1 million, or 34%, from fiscal 1999. As a percentage of net sales, legal and professional fees and other selling, general and administrative expenses decreased to 11.1% for fiscal 2000 from 12.2% for fiscal 1999. With the continued growth in net sales, the Company was able to leverage the fixed portion of these expenses. In addition, some variable expenses such as wages and telephone expenses decreased as a percentage of net sales largely due to the increase in the percentage of net sales via the Internet, which requires less employee interaction, and a decrease in telephone rates.

Other income (expense), net. Other income (expense) increased to approximately $198,000 for fiscal 2000 from approximately ($41,000) for fiscal 1999. Interest income decreased due to lower cash balances throughout the year, and interest expense increased because of increased utilization of the credit facility during fiscal 2000. However, during fiscal 1999, the Company expensed approximately $293,000 in costs related to the Company's cancelled common stock offering.

Income taxes. The Company's effective tax rate for fiscal 2000 was approximately 38.7%. For fiscal 1999, the Company's effective tax rate was approximately 10.3%, which reflects a reduction in the valuation allowance as a result of utilizing all of its tax operating loss carryforwards.

Liquidity and Capital Resources

For fiscal 2001, 2000 and 1999, net cash provided by (used in) operating activities was approximately ($6.8 million), $11.0 million and $5.3 million, respectively. In fiscal 2001, cash was primarily used to fund a significant increase in inventories partially offset by net income and an increase in accounts payable. For fiscal 2000 and 1999, cash was provided primarily by net income and increases in accounts payable, accrued liabilities and income taxes payable partially offset by an increase in inventories. In order to help ensure sufficient supply of inventory, the Company generally carries a higher level of inventory than it would if it were able to purchase directly from all contact lens manufacturers.

The Company used approximately $2.2 million, $1.8 million and $2.3 million for investing activities in fiscal 2001, 2000 and 1999, respectively. The majority of these amounts relate to capital expenditures for infrastructure improvements. Capital expenditures for fiscal 2001, 2000 and 1999 were approximately $1.5 million, $1.4 million and $1.0 million, respectively. A portion of these expenditures during each of these fiscal years relates to the expansion of the Company's leased distribution center and leased space used for it management and call center operations. During fiscal 2001, 2000 and 1999, the Company also acquired intangible assets for approximately $0.7 million, $0.2 million and $1.2 million, respectively. The 1999 amount includes the acquisition of certain assets of Contact Lenses Online, Inc. ("CLO") for $1.2 million in cash, of which $0.9 million was paid during fiscal 1999. The assets acquired include the Internet address, www.contactlenses.com, various telephone numbers and CLO's customer database. In addition, in March 2000, the Company made a $220,000 investment in the stock of an entity in which a member of the Company's Board of Directors holds a significant ownership interest and serves as an officer and director. The Company anticipates additional capital expenditures for infrastructure as it continues to expand and improve operating facilities, telecommunications systems and management information systems in order to handle future growth.

During fiscal 2001, 2000 and 1999, net cash provided by (used in) financing activities was approximately $9.0 million, ($13.5) million and ($2.4) million, respectively. During fiscal 2001, the Company had net borrowings on its credit facility of approximately $9.3 million and repurchased 22,500 shares of its common stock for a total cost of approximately $438,000. During fiscal 2000, the Company had net borrowings on its credit facility of approximately $3.3 million and repurchased a total of 1,084,000 shares of its common stock for a total cost of approximately $16.8 million. In fiscal 2000, the Company also made its final payment of $300,000 relating to the 1999 purchase of CLO's assets. During fiscal 1999, the Company repurchased 370,000 shares of its common stock for a total cost of approximately $2.5 million. In all three fiscal years, these amounts were offset slightly by proceeds from the exercise of common stock options.

On April 20, 2001, the Company's Board of Directors authorized an additional repurchase of up to 1,000,000 shares of its common stock, bringing the total authorization to 3,000,000 shares. A purchase of the full 3,000,000 shares would equal approximately 23.3 percent of the total shares issued. The repurchase of common stock is subject to market conditions and is accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares are retained as treasury stock to be used for corporate purposes. Through December 29, 2001, the Company had repurchased 1,506,500 shares for a total cost of approximately $19.9 million. Subsequent to December 29, 2001, the Company repurchased 200,000 shares for a total cost of approximately $2.2 million.

The Company has a revolving credit facility to provide for working capital requirements and other corporate purposes. The credit facility provides for borrowings equal to the lesser of $20.0 million or 50 percent of eligible inventory and bears interest at a floating rate equal to the lender's prime interest rate minus 0.25 percent (4.5 percent at December 29, 2001) or 2.35 percent above the lender's thirty day LIBOR. If at any time, the Company's ratio of liabilities to net worth is more than 1.5, the floating rate will increase by 0.25 percent. The credit facility also includes an unused credit fee equal to one-eighth of one percent, payable quarterly. As of December 29, 2001, the Company's outstanding borrowings on the credit facility, including bank overdrafts, were approximately $12.5 million. The credit facility is secured by substantially all of the Company's assets and contains financial covenants customary for this type of financing. As of December 29, 2001, the Company was in compliance with these covenants. The credit facility expires April 30, 2003.

The Company believes that its cash on hand, together with cash generated from operations and the cash available through the credit facility, will be sufficient to support current operations through the next year. The Company may be required to seek additional sources of funds for accelerated growth or continued growth beyond that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned growth, which could adversely affect the Company's business, financial condition and results of operations.

See "Overview" for a discussion regarding the multi-district litigation's potential impact on the Company's results of operations.

As a result of state regulatory requirements, the Company's liquidity, capital resources and results of operations may be negatively impacted in the future if the Company incurs increased costs or fines, is prohibited from selling its products in a particular state(s) or experiences losses of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify a prescription due to the enforcement of requirements by state regulatory agencies.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments (in thousands):

Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	4-5 years
Revolving credit facility	$ 12,526	$ 12,526	$ -	$ -
Operating leases	4,813	1,196	2,321	1,296
Advertising purchase commitments	11,869	6,327	5,542	-
Inventory purchase commitments	12,367	12,367	-	-
Total contractual obligations	$ 41,575	$ 32,416	$ 7,863	$ 1,296

The operating leases and inventory purchase commitments include agreements entered into subsequent to December 29, 2001.

As of December 29, 2001, the Company did not have any other commercial commitments, such as letters of credit, guarantees or repurchase obligations.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Also during fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets, to the extent applicable. The Company has not yet determined what the effect of these Statements will be on the Company's results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of the carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of this statement will have a significant impact on the Company's results of operations and financial position.

Critical Accounting Policies

The Company's critical accounting policies that require significant judgments and estimates include: revenue recognition, excess and obsolete inventories, intangible assets and accounting for contingencies, including legal matters. A description of each policy is included in Notes 2 and 4 of the Company's Notes to Consolidated Financial Statements. The Company's judgments and estimates are based on historical experience and various other assumptions believed reasonable at the time. Actual results may differ from these estimates.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this Form 10-K are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements involve risks and uncertainties and often depend on assumptions, data or methods that may be incorrect or imprecise. The Company's future operating results may differ materially from the results discussed in, or implied by, forward-looking statements made by the Company. Factors that may cause such differences include, but are not limited to, those discussed below and the other risks detailed in the Company's other reports filed with the Securities and Exchange Commission. The words such as "believes," "anticipates," "expects," "future," "intends," "would," "may" and similar expressions are intended to identify forward-looking statements. The Company undertakes no obligation to revise any of these forward-looking statements to reflect events or circumstances after the date hereof.

Factors That May Affect Future Results

- The Company's sales growth will not continue at historical rates and it may encounter unforeseen difficulties in managing its future growth;

- A significant portion of the Company's sales may not comply with applicable state laws and regulations governing the delivery and sale of contact lenses;

- Because the Company doesn't manufacture contact lenses, it cannot ensure that the contact lenses it sells meet all federal regulatory requirements;

- It is possible that the FDA will consider certain of the contact lenses the Company sells to be misbranded;

- The Company currently purchases a substantial portion of its products from unauthorized distributors and is not an authorized distributor for some of the products that it sells;

- The Company obtains a large percentage of its inventory from a limited number of suppliers, with a single distributor accounting for 38%, 35% and 46% of the Company's inventory purchases in fiscal 1999, 2000 and 2001, respectively;

- Historically, Johnson & Johnson's Vistakon products have accounted for about 40% of the Company's net sales; if supply of Vistakon products remains limited and wholesale prices remain at current levels, the Company's future net sales and gross profit will be negatively impacted;

- The Company may continue to incur significant legal and professional fees related to its legal matters and its increased efforts to proactively influence the industry on behalf of itself and consumers;

- The Company's quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter;

- The Company is dependent on its telephone, Internet and management information systems for the sale and distribution of contact lenses;

- The retail sale of contact lenses is highly competitive; certain of the Company's competitors are large, national optical chains that have greater resources than the Company has;

- The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity;

- The Company does not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that it uses;

- Increases in the cost of shipping, postage or credit card processing could harm the Company's business;

- The Company's business could be harmed if it is required to collect state sales tax on the sale of products;

- The Company faces an inherent risk of exposure to product liability claims in the event that the use of the products it sells results in personal injury;

- The Company conducts its operations through a single distribution facility;

- The Company's success is dependent, in part, on continued use of the Internet;

- Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact the Company's business operations; and

- Changing technology could adversely affect the operation of the Company's website.

Seasonality

The Company does not believe that seasonality has had a material effect on its operations.

Inflation

The Company does not believe that inflation has had a material effect on its operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to changes in interest rates primarily related to its revolving credit facility. As of December 29, 2001, the Company's outstanding borrowings on the credit facility, including bank overdrafts, were approximately $12.5 million. The credit facility currently bears interest at a variable rate. The Company is exposed to limited foreign currency risk due to cash held by its foreign subsidiary. As of December 29, 2001, the Company's total cash in foreign currencies was approximately $10,000. In addition, all of the Company's revenue transactions are in U.S. dollars.

Item 8. Financial Statements and Supplementary Data.

The audited financial statements required by Item 8 are set forth on pages F-1 through F-21 of this Form 10-K.

Selected Quarterly Results of Operations

The following unaudited selected quarterly results of operations data for the last eight quarters have been derived from the Company's unaudited consolidated financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information for the quarters presented. This information should be read in conjunction with the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as part of this Form 10-K. The operating results for the quarters presented are not necessarily indicative of the operating results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)			
Year ended December 30, 2000:				
Net sales	$ 31,419	$ 35,708	$ 40,725	$ 37,119
Gross profit	12,886	14,461	16,359	14,898
Net income	1,813	3,030	2,587	3,044
Basic net income per common share	0.15	0.25	0.22	0.26
Diluted net income per common share	0.14	0.25	0.22	0.26
Year ended December 29, 2001:				
Net sales	$ 42,817	$ 44,197	$ 44,375	$ 37,647
Gross profit	17,283	17,955	17,507	13,198
Net income	2,330	3,323	2,058	2,153
Basic net income per common share	0.20	0.29	0.18	0.19
Diluted net income per common share	0.20	0.28	0.18	0.18

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information with respect to Directors of the Company is set forth in the Proxy Statement under the heading "Proposal No. 1 -- Election of Directors," which information is incorporated herein by reference. Information regarding the executive officers of the Company is included as Item 4A of Part I of this Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 of Regulation S-K is set forth in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Item 11. Executive Compensation.

Information with respect to executive compensation is set forth in the Proxy Statement under the heading "Executive Compensation and Other Matters," which information is incorporated herein by reference (except for the Report of the Compensation Committee on Executive Compensation, the Performance Graph and Report of the Audit Committee of the Board of Directors).

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information with respect to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information with respect to certain relationships and related transactions is set forth in the Proxy Statement under the headings "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The following documents are filed as a part of this report:

1. *Financial Statements.* The following financial statements of the Company and the report of the independent public accountants thereon, are included in this Form 10-K on pages F-1 through F-21:

   Report of Independent Public Accountants
   Consolidated Balance Sheets as of December 30, 2000 and December 29, 2001
   Consolidated Statements of Income for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001
   Consolidated Statements of Stockholders' Equity for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001
   Consolidated Statements of Cash Flows for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001
   Notes to Consolidated Financial Statements

2. *Financial Statement Schedules.* All financial statement schedules have been omitted because they are inapplicable or the required information is included elsewhere herein.

3. *Exhibits.* The Company will furnish to any eligible stockholder, upon written request of such stockholder, a copy of any exhibit listed below upon the payment of a reasonable fee equal to the Company's expenses in furnishing such exhibit.

Exhibit No.	Exhibit
3.1(i)	Restated Certificate of Incorporation of the Company. (1)
3.1(ii)	Restated By-Laws of the Company. (1)
4.1	Form of certificate representing shares of Common Stock, $0.01 par value per share. (2)
10.1	Employment Agreement between the Company and Jonathan C. Coon. (2) *
10.2	Employment Agreement between the Company and John F. Nichols. (2) *
10.3	Employment Agreement between the Company and Scott S. Tanner. (2) *
10.4	Employment Agreement between the Company and Robert G. Hunter. (2) *

10.5	1-800 CONTACTS, INC. 1998 Incentive Stock Option Plan. (2) *
10.6	Employment Agreement between the Company and Kevin K. McCallum. (5)*
10.7	Lease between the Company and Draper Land Limited Partnership No. 2, dated November 3, 1997, with respect to the Company's call center. (2)
10.8	Revolving Credit Agreement between the Company and Zions First National Bank, dated June 26, 2001. (6)
10.9	Change in Terms Agreement to First Amendment to Revolving Credit Agreement between the Company and Zions First National Bank, dated November 22, 2000. (5)
10.10	Indemnification Agreement between the Company and its officers and directors. (2)
10.11	Agreement for Distribution of Retained Earnings and Tax Indemnification between the Company and the Existing Stockholders. (2)
10.12	First Amendment to Lease between the Company and ProLogis North American Properties Fund I LLC, dated October 9, 2000, with respect to the Company's distribution center. (5)
10.13	Stock Option Agreement. (2) *
10.14	First Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated May 25, 1998, with respect to the Company's call center. (3)
10.15	Second Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated August 6, 1998, with respect to the Company's call center. (3)
10.16	Lease between the Company and ProLogis Development Services Incorporated, dated October 13, 1998, with respect to the Company's distribution center. (3)
10.17	Revolving Credit Agreement between the Company and Zions First National Bank, dated October 29, 1998. (3)
10.18	First Amendment to Revolving Credit Agreement between the Company and Zions First National Bank, dated September 17, 1999. (4)
10.19	Third Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated January 17, 2001, with respect to the Company's call center. (5)
10.20	Fourth Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated January 17, 2001, with respect to the Company's call center. (5)
10.21	Fifth Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated January 17, 2001, with respect to the Company's call center. (5)
10.22	Sixth Amendment to Lease between the Company and Draper Land Limited Partnership No. 2, dated January 17, 2001, with respect to the Company's call center. (5)
10.23	Second Amendment to Lease between the Company and ProLogis North American Properties Fund I LLC, dated March 1, 2002, with respect to the Company's distribution center.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Public Accountants.

99.1 Letter to the Securities and Exchange Commission regarding Arthur Andersen LLP representations.

----

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 1998 (Commission File No. 0-23633).

(2) Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-41055).

(3) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended January 2, 1999 (Commission File No. 0-23633).

(4) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended January 1, 2000 (Commission File No. 0-23633).

(5) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 30, 2000 (Commission File No. 0-23633).

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 (Commission File No. 0-23633).

* Management contract, compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this report.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2002.

1-800 CONTACTS, INC.

By: /s/ Jonathan C. Coon
Name: Jonathan C. Coon
Title: President and Chief Executive Officer

By: /s/ Scott S. Tanner
Name: Scott S. Tanner
Title: Chief Operating Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on March 29, 2002.

Signature	Capacity
/s/ Jonathan C. Coon Jonathan C. Coon	President, Chief Executive Officer and Director (principal executive officer)
/s/ Scott S. Tanner Scott S. Tanner	Chief Operating Officer, Chief Financial Officer and Director (principal financial officer)
/s/ Robert G. Hunter Robert G. Hunter	Vice President, Finance (principal accounting officer)
/s/ John F. Nichols John F. Nichols	Director
/s/ Stephen A. Yacktman Stephen A. Yacktman	Director
/s/ E. Dean Butler E. Dean Butler	Director
/s/ Jason S. Subotky Jason S. Subotky	Director
/s/ Brad Knight Brad Knight	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 30, 2000 and December 29, 2001	F-3
Consolidated Statements of Income for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001	F-5
Consolidated Statements of Stockholders' Equity for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001	F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 1-800 CONTACTS, INC.:

We have audited the accompanying consolidated balance sheets of 1-800 CONTACTS, INC. and subsidiaries as of December 30, 2000 and December 29, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1-800 CONTACTS, INC. and subsidiaries as of December 30, 2000 and December 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
January 30, 2002

1-800 CONTACTS, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

(in thousands)

	December 30, 2000	December 29, 2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 42	$ 36
Inventories	20,402	43,000
Deferred income taxes	674	985
Other current assets	385	1,019
Total current assets	21,503	45,040
PROPERTY AND EQUIPMENT, at cost:		
Office, computer and other equipment	3,800	4,929
Leasehold improvements	1,031	1,306
	4,831	6,235
Less - accumulated depreciation and amortization	(1,988)	(2,926)
Net property and equipment	2,843	3,309
DEFERRED INCOME TAXES	204	439
INTANGIBLE ASSETS, net of accumulated amortization of $652 and $1,062, respectively	1,262	1,544
OTHER ASSETS	296	73
Total assets	$ 26,108	$ 50,405

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

1-800 CONTACTS, INC.

CONSOLIDATED BALANCE SHEETS (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

(in thousands, except per share amount)

	December 30, 2000	December 29, 2001
CURRENT LIABILITIES:		
Line of credit	$ 3,265	$ 12,526
Accounts payable	3,647	10,251
Accrued liabilities	2,564	2,916
Accrued shipping costs	977	397
Income taxes payable	1,207	141
Unearned revenue	484	421
Total current liabilities	12,144	26,652
COMMITMENTS AND CONTINGENCIES (Notes 1 and 4)		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 20,000 shares authorized, 12,861 shares issued	129	129
Additional paid-in capital	23,802	23,998
Retained earnings	8,412	18,276
Treasury stock at cost, 1,290 and 1,285 shares, respectively	(18,376)	(18,649)
Accumulated other comprehensive loss	(3)	(1)
Total stockholders' equity	13,964	23,753
Total liabilities and stockholders' equity	$ 26,108	$ 50,405

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

1-800 CONTACTS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Fiscal Year Ended		
	January 1, 2000	December 30, 2000	December 29, 2001
NET SALES	$ 98,525	$ 144,971	$ 169,036
COST OF GOODS SOLD	59,416	86,367	103,093
Gross profit	39,109	58,604	65,943
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Advertising expense	20,238	25,603	26,850
Legal and professional fees	454	870	2,838
Other selling, general and administrative expenses	11,548	15,251	19,874
Total selling, general and administrative expenses	32,240	41,724	49,562
INCOME FROM OPERATIONS	6,869	16,880	16,381
OTHER INCOME (EXPENSE):			
Interest expense	(32)	(69)	(96)
Interest income	310	239	53
Cancelled offering costs	(293)	-	-
Loss on impairment of non-marketable securities	-	-	(220)
Other, net	(26)	28	11
Total other, net	(41)	198	(252)
INCOME BEFORE PROVISION FOR INCOME TAXES	6,828	17,078	16,129
PROVISION FOR INCOME TAXES	(701)	(6,604)	(6,265)
NET INCOME	$ 6,127	$ 10,474	$ 9,864
PER SHARE INFORMATION:			
Basic net income per common share	$ 0.49	$ 0.88	$ 0.85
Diluted net income per common share	$ 0.48	$ 0.86	$ 0.84

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

1-800 CONTACTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Additional	Retained Earnings	Treasury Stock		Accumulated Other	Total	
	Shares	Amount	Paid-in Capital	(Accumulated) (Deficit)	Shares	Amount	Comprehensive Loss	Stockholders' Equity	Comprehensive Income
BALANCE, January 2, 1999	12,861	$ 129	$ 22,953	$ (8,189)	(22)	$ (60)	$ -	$ 14,833	$ -
Purchase of treasury shares	-	-	-	-	(370)	(2,530)	-	(2,530)	-
Exercise of common stock options	-	-	(93)	-	50	231	-	138	-
Income tax benefit from common stock options exercised	-	-	133	-	-	-	-	133	-
Net income	-	-	-	6,127	-	-	-	6,127	6,127
Comprehensive income									$ 6,127
BALANCE, January 1, 2000	12,861	129	22,993	(2,062)	(342)	(2,359)	-	18,701	-
Purchase of treasury shares	-	-	-	-	(1,084)	(16,842)	-	(16,842)	-
Exercise of common stock options	-	-	(387)	-	136	825	-	438	-
Income tax benefit from common stock options exercised	-	-	1,196	-	-	-	-	1,196	-
Net income	-	-	-	10,474	-	-	-	10,474	10,474
Foreign currency translation adjustments	-	-	-	-	-	-	(3)	(3)	(3)
Comprehensive income									$ 10,471
BALANCE, December 30, 2000	12,861	129	23,802	8,412	(1,290)	(18,376)	(3)	13,964	-
Purchase of treasury shares	-	-	-	-	(22)	(438)	-	(438)	-
Exercise of common stock options	-	-	19	-	27	165	-	184	-
Income tax benefit from common stock options exercised	-	-	177	-	-	-	-	177	-
Net income	-	-	-	9,864	-	-	-	9,864	9,864
Foreign currency translation adjustments	-	-	-	-	-	-	2	2	2
Comprehensive income									$ 9,866
BALANCE, December 29, 2001	12,861	$ 129	$ 23,998	$ 18,276	(1,285)	$ (18,649)	$ (1)	$ 23,753	

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

1-800 CONTACTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended		
	January 1, 2000	**December 30, 2000**	**December 29, 2001**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,127	$ 10,474	$ 9,864
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	992	1,126	1,459
Loss (gain) on sale of property and equipment	26	(3)	(6)
Loss on impairment of non-marketable securities	-	-	220
Deferred income taxes	254	(356)	(546)
Changes in operating assets and liabilities:			
Inventories	(5,228)	(4,422)	(22,598)
Other current assets	8	90	(634)
Deferred advertising costs	176	-	-
Accounts payable	1,004	587	6,605
Accrued liabilities	1,107	708	351
Accrued shipping costs	196	641	(580)
Income taxes payable	447	1,956	(889)
Unearned revenue	153	161	(63)
Net cash provided by (used in) operating activities	5,262	10,962	(6,817)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(1,020)	(1,366)	(1,517)
Proceeds from sale of property and equipment	-	3	7
Purchase of intangible assets	(1,238)	(205)	(692)
Purchase of non-marketable securities	-	(220)	-
Deposits	(8)	10	2
Net cash used in investing activities	$ (2,266)	$ (1,778)	$ (2,200)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

1-800 CONTACTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Fiscal Year Ended		
	January 1, 2000	December 30, 2000	December 29, 2001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common stock repurchases	$ (2,530)	$ (16,842)	$ (438)
Proceeds from exercise of common stock options	138	438	184
Net borrowings on line of credit	-	3,265	9,261
Principal payments on capital lease obligation	(37)	(30)	-
Payment of acquisition payable	-	(300)	-
Net cash (used in) provided by financing activities	(2,429)	(13,469)	9,007
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	567	(4,285)	(10)
EFFECT OF FOREIGN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	-	(2)	4
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,762	4,329	42
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,329	$ 42	$ 36
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 33	$ 47	$ 93
Cash paid for income taxes	100	4,905	7,700

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended January 1, 2000, the Company acquired $300 of certain intangible assets under a short-term acquisition payable (see Note 10).

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

1-800 CONTACTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS AND ORGANIZATION OF BUSINESS

1-800 CONTACTS, INC. (the "Company") was incorporated in the state of Utah in February 1995. The Company was reincorporated in Delaware in February 1998 in conjunction with its initial public offering of common stock. The Company is a direct marketer of replacement contact lenses. The Company sells contact lenses primarily through its toll-free telephone number and the Internet.

Regulatory Compliance

The Company sells contact lenses to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of contact lenses vary from state to state, but generally can be classified into six categories: (i) laws that require contact lenses only be dispensed pursuant to a prescription; (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses; (iii) laws that require lenses be dispensed only in a face-to-face transaction; (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; (v) agreements with regulatory authorities which regulate the dispensing of contact lenses and (vi) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. In some states, the Company operates according to agreements it has entered into with local regulatory authorities or medical boards or agencies. The Company's general operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription but does have the prescription information obtained directly from the customer's eye care practitioner, the Company attempts to contact the customer's eye care practitioner to obtain a copy of or verify the customer's prescription. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's general practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. The Company retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber. As a result of this operating practice, certain sales made by the Company may not comply with the applicable statute or regulation in the state in which the customer is located. Any action brought against the Company based on its failure to comply with applicable state laws and regulations could result in significant fines to the Company, the Company being prohibited from making sales in a particular state, the Company being required to comply with such laws or could constitute a misdemeanor. Such required compliance could result in (i) increased costs to the Company; (ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription; (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws and (iv) misdemeanor penalties and civil fines. The occurrence of any of the above results could have a material adverse effect on the Company's ability to sell contact lenses and continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably.

From time to time the Company receives notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. The Company's practice is to review such notices with legal counsel to determine the appropriate response on a case-by-case basis. It is the opinion of management, after discussion with legal counsel, that the Company is taking the appropriate steps to address the various notices received. See Note 4 for formal complaints filed against the Company concerning its business practices.

The FDA regulates the labeling of medical devices. The contact lenses that the Company sells are prescription devices, and therefore contain the statement required by FDA regulations: "Caution: Federal law restricts this device to sale by or on the order of a _________ (physician or other licensed practitioner)." However, because of the difficulty the Company has encountered in obtaining the cooperation of eye care practitioners, the Company sometimes sells lenses based solely on the prescription information provided by the customer without a written prescription or other order by the customer's eye care practitioner. Although the FDA has not objected to the sale of contacts lenses without a written prescription or other order directly from the customer's eye care practitioner, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded. The sale of misbranded devices is unlawful under the Federal Food, Drug, and Cosmetic Act, and can result in a warning letter, seizure, injunction, civil penalties, or prosecution. To date, the FDA has not taken any such action against the Company.

Sources of Supply

Until recently, substantially all of the major manufacturers of contact lenses had refused to sell lenses directly to direct marketers, including the Company, and had sought to prohibit their distributors from doing so. Currently, Johnson & Johnson and Ocular Sciences are the only major manufacturers who refuse to sell directly to the Company. As a result, the Company purchases a substantial portion of its products from unauthorized distributors. The Company is aware that at least one large manufacturer of contact lenses puts tracking codes on its products in an effort to identify distributors who are selling to direct marketers.

On May 22, 2001, the Middle District Court in Jacksonville, Florida announced a preliminary settlement with Johnson & Johnson with respect to the multi-district litigation brought by the attorneys general of 32 states on behalf of a nationwide class of consumers. This suit alleged that consumers overpaid for contact lenses as a result of antitrust violations by Johnson & Johnson, CIBA Vision, Bausch & Lomb, and the American Optometric Association ("AOA"). Specifically, the attorneys general alleged that the manufacturers and the AOA conspired to eliminate competition from alternative distribution channels, including mail order companies, and ensure that contact lenses would only be available from eye care professionals. The court finalized the settlement agreement on November 1, 2001. The agreement became effective on December 1, 2001. CIBA Vision settled this lawsuit more than four years ago and Bausch & Lomb settled in the first part of 2001. The Company now purchases lenses directly from these two manufacturers.

Johnson & Johnson's press release announcing the settlement stated that it would begin selling to alternative channels of distribution. To date, Johnson & Johnson's eye care division, Vistakon, has refused to open an account with the Company. In October 2001, the Company was granted intervener status to this multi-district litigation by the court. This status allows the Company to become a party to the lawsuit for the limited purpose of enforcing the injunctive relief provisions of the settlement agreement, e.g. requiring Vistakon to sell its products directly to the Company.

Vistakon's current interpretation of the settlement agreement, and its subsequent actions, have made its products more difficult for the Company to obtain. During fiscal 2001, gross profit was impacted by the increase in wholesale prices paid for Vistakon products. Vistakon products accounted for about 40% of the Company's net sales during fiscal 2001.

As a result of some manufacturers' refusal to sell to the Company, the Company is not an authorized dealer for some of the products which it sells. In addition, the Company believes that the price which it pays for certain products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses and who benefit from being allowed to participate in cooperative advertising funds, coupon, sample, rebate and other marketing and promotional programs. There can be no assurance that the Company will be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet the existing or anticipated demand for its products. Any such inability would have a material adverse effect on the Company's business, financial position and results of operations.

Although the Company seeks to reduce its reliance on any one supplier by establishing relationships with a number of distributors and other sources, the Company acquired from a single distributor approximately 38 percent, 35 percent and 46 percent of its contact lens purchases in fiscal 1999, 2000 and 2001, respectively. The Company's top three suppliers accounted for approximately 68 percent, 62 percent and 70 percent of the Company's inventory purchases in fiscal 1999, 2000 and 2001, respectively. The Company continually seeks to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices. In the event that these suppliers could no longer supply the Company with contact lenses, there can be no assurance that the Company could secure other adequate sources of supply, or that such supply could be obtained on terms no less favorable to the Company than its current supply, which could adversely affect the Company by increasing its costs or, in the event adequate replacement supply cannot be secured, reducing its net sales.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year consists of a 52/53 week period ending on the Saturday nearest to December 31. Fiscal 1999, ended January 1, 2000; fiscal 2000, ended December 30, 2000; and fiscal 2001, ended December 29, 2001. All three of these fiscal years are 52 week years.

Revenue Recognition

Sales are recognized at the time of shipment to the customer. Payment for the product is generally received prior to shipment. As a result, unearned revenue represents amounts received from customers for which shipment has not occurred. Shipping and handling fees are included as part of net sales. The related freight costs and supplies directly associated with shipping products to customers are included as a component of cost of goods sold. Other indirect shipping and handling costs, consisting mainly of labor and facilities costs, are included as a component of other selling, general and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of 1-800 CONTACTS, INC. and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist of contact lenses and are recorded at the lower of cost (using the first-in, first-out method) or market. Provision is made to reduce excess and obsolete inventories to their estimated net realizable values. As of December 30, 2000 and December 29, 2001, reserves for excess and obsolete inventory were $626,000 and $1,091,000, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the useful life or the term of the lease. Major additions and improvements are capitalized, while costs for minor replacements, maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is reflected in income.

Advertising Costs

The Company expenses all advertising costs when the advertising first takes place.

Intangible Assets

Intangible assets mainly consist of amounts paid to secure the rights to the Company's telephone numbers and Internet addresses. These costs are amortized over an estimated life of five years. The Company has contractual rights customary to the industry to use its telephone numbers and Internet addresses. However, under applicable rules and regulations of the Federal Communications Commission, the Company does not have and cannot acquire any property rights to the telephone numbers. In addition, the Company does not have and cannot acquire any property rights to the Internet addresses. The Company does not expect to lose the right to use the telephone numbers or Internet addresses; however, there can be no assurance in this regard and such loss would have a material adverse effect on the Company's financial position and results of operations.

Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and cash equivalents, a line of credit, and short-term obligations. The Company believes that the carrying amounts approximate fair value.

Foreign Currency Translation

The accounts of 1-800 CONTACTS Japan, KK are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the period for revenues, expenses, gains and losses. Foreign currency translation adjustments are recorded as a separate component of comprehensive income (loss) in stockholders' equity.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Net Income Per Common Share

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. At January 1, 2000, December 30, 2000 and December 29, 2001, options to purchase 0; 37,600 and 158,192 shares of common stock were not included in the computation of Diluted EPS because the exercise prices of the options were greater than the average market price of the common shares.

The following is a reconciliation of the numerator and denominator used to calculate Basic and Diluted EPS (in thousands, except per share amounts):

	Net Income	Shares	Per-Share Amount
Year Ended January 1, 2000:			
Basic EPS	$ 6,127	12,597	$ 0.49
Effect of stock options		162	
Diluted EPS	$ 6,127	12,759	$ 0.48
Year Ended December 30, 2000:			
Basic EPS	$ 10,474	11,872	$ 0.88
Effect of stock options		238	
Diluted EPS	$ 10,474	12,110	$ 0.86
Year Ended December 29, 2001:			
Basic EPS	$ 9,864	11,574	$ 0.85
Effect of stock options		178	
Diluted EPS	$ 9,864	11,752	$ 0.84

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Also during fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets, to the extent applicable. The Company has not yet determined what the effect of these Statements will be on the Company's results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of the carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of this statement will have a significant impact on the Company's results of operations and financial position.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the fiscal 2001 presentation.

NOTE 3. LINE OF CREDIT

Line of Credit

The Company has a revolving credit facility that provides for borrowings equal to the lesser of $20.0 million or 50 percent of eligible inventory. The credit facility bears interest at a floating rate equal to the lender's prime interest rate minus 0.25 percent (4.5 percent at December 29, 2001) or 2.35 percent above the lender's thirty day LIBOR. If at any time, the Company's ratio of liabilities to net worth is more than 1.5, the floating rate will increase by 0.25 percent. The credit facility also includes an unused credit fee equal to one-eighth of one percent, payable quarterly. As of December 29, 2001, the Company's outstanding borrowings on the credit facility, including bank overdrafts, were approximately $12.5 million. The credit facility is secured by substantially all of the Company's assets and expires April 30, 2003.

The credit facility contains various affirmative and negative covenants which require, among other things, restrictions on additional debt, minimum levels for net income, maintenance of certain working capital levels, maintenance of a certain liabilities to net worth ratio and restrictions on distributions and changes in ownership. As of December 29, 2001, the Company was in compliance with these covenants.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

On July 14, 1998, Craig S. Steinberg, O.D., a professional corporation d.b.a. City Eyes Optometry Center, filed a purported class action on behalf of all California optometrists against the Company and its directors in Los Angeles County Superior Court. In a series of rulings in late 2000 and early 2001, the trial court struck all of Steinberg's claims for monetary relief and another claim was dismissed. After Steinberg's appeals to the California Court of Appeals and California Supreme Court were denied, the parties settled the action in April 2001. The settlement did not materially impact the Company's results of operations.

On April 7, 1999, the Kansas Board of Examiners in Optometry ("KBEO") commenced a civil action against the Company. The action was filed in the District Court of Shawnee County, Kansas, Division 6. The complaint was amended on May 28, 1999. The amended complaint alleges that "on one or more occasions" the Company sold contact lenses in the state of Kansas without receipt of a prescription. The amended complaint seeks an order enjoining the Company from further engaging in the alleged activity. The amended complaint does not seek monetary damages. In response to the amended complaint, the Company has retained counsel, and intends to vigorously defend itself in this action. The Company has filed an answer to the amended complaint and, at the request of the Court, filed a motion for summary judgment. In November 2000, the Court issued an order denying the summary judgment motion, finding that there were factual issues regarding whether the KBEO can meet the requirements necessary to obtain injunctive relief, and whether the Kansas law violates the Commerce Clause of the United States Constitution. The parties are now engaging in fact and expert discovery in preparation for trial.

On or about November 2, 1999, the Texas Optometry Board ("TOB") filed a civil action against the Company seeking injunctive relief and civil penalties against the Company for alleged violations of the Texas Optometry Act. The TOB alleges that the Company (1) failed to state explicitly in its advertisements that a written prescription is required to purchase contact lenses in Texas and (2) dispensed contact lenses without such a prescription. The Company has filed an answer and plans to vigorously defend this action. Currently, the TOB is revising its administrative rules, which may resolve some of the issues in dispute. The Company also is engaged in discussions with the TOB regarding this action.

The Company entered into a written settlement agreement with the Texas Department of Health ("TDH"), the regulatory authority in Texas for sellers of contact lenses. This settlement agreement became effective on February 29, 2000, and relates to the Company's sales practices in Texas. The agreement began to be implemented in November 2000 and allows for a review of and, if necessary, changes to the Company's practices during an initial six-month period. The TDH issued a Notice of Violation against the Company on or about February 26, 2001, alleging that the Company failed to comply with certain provisions of the agreement. The Company is engaged in discussions with the TDH regarding this notice.

On May 22, 2001, the Middle District Court in Jacksonville, Florida announced a preliminary settlement with Johnson & Johnson with respect to the multi-district litigation ("MDL") brought by the attorneys general of 32 states on behalf of a nationwide class of consumers. This suit alleged that consumers overpaid for contact lenses as a result of antitrust violations by Johnson & Johnson, CIBA Vision, Bausch & Lomb, and the American Optometric Association ("AOA"). Specifically, the attorneys general alleged that the manufacturers and the AOA conspired to eliminate competition from alternative distribution channels, including mail order companies, and ensure that contact lenses would only be available from eye care professionals. On or about October 12, 2001 the Company was granted intervener status by the court in the MDL lawsuit. This status allows the Company to become a party to the lawsuit for the limited purpose of enforcing the injunctive relief provisions of the MDL settlement agreement, e.g. requiring Johnson & Johnson's eye care division, Vistakon, to sell its products directly to the Company. The court finalized the MDL settlement agreement on November 1, 2001. The agreement became effective on December 1, 2001. To date, Vistakon has refused to open an account with the Company. However, this is the subject of ongoing litigation—to determine under what circumstances Vistakon must comply with the settlement agreement and sell to the Company.

On October 18, 2001, Vistakon filed an action against the Company concerning certain of the Company's communications with customers informing them of the Company's belief that there are superior products available from other manufacturers with less restrictive distribution policies. The action was filed in the Middle District Court in Jacksonville, Florida. The complaint alleges claims for false advertising, unfair trade practices, tortious interference with prospective economic advantage and defamation and seeks both damages and injunctive relief. Vistakon also filed a motion for preliminary injunction which the Company opposed. The court granted Vistakon's preliminary injunction motion in part. The court ruled that when the Company wishes to rely on a particular study that the Company needs to make clear which lenses the study compares. Also, the court found that some of the Company's statements were inconsistent when it stated that it continues to fill virtually all orders of Vistakon products while also stating that Vistakon has attempted to cut off the Company's sources for Vistakon product. The Company appealed this decision and is presently waiting for the 11th circuit federal court of appeals to hear the case. The Company believes the complaint lacks merit and plans to vigorously defend the action.

See Note 1 for a discussion of regulatory matters.

From time to time the Company is involved in other legal matters generally incidental to its business.

It is the opinion of management, after discussion with legal counsel, that the ultimate dispositions of all of these matters will not likely have a material impact on the financial condition, liquidity or results of operations of the Company. However, there can be no assurance that the Company will be successful in its efforts to satisfactorily resolve these matters and the ultimate outcome could result in a material negative impact on the Company's results of operations and financial position.

Operating Leases

The Company leases office and warehouse facilities and certain equipment under noncancelable operating leases. Lease expense for the years ended January 1, 2000, December 30, 2000 and December 29, 2001 totaled approximately $784,000, $797,000 and $1,115,000, respectively.

Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Fiscal Year	Amount
2002	$ 1,196
2003	1,149
2004	1,172
2005	1,191
2006	105
	$ 4,813

Sales Tax

The Company's direct mail business is located, and all of its operations are conducted, in the state of Utah. At December 29, 2001, the Company did not collect sales or other similar taxes for any out-of-state sales. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of advertising materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. The Company has not received an assessment from any state. The Company anticipates that any legislative changes, if adopted, would be applied on a prospective basis.

Inventory Purchase Commitments

Subsequent to December 29, 2001, the Company entered into certain commitments to purchase approximately $12.4 million of inventory through December 2002.

Advertising Commitments

As of December 29, 2001, the Company had entered into certain noncancelable commitments with various advertising companies that will require the Company to pay approximately $6.3 million and $5.5 million for advertising during 2002 and 2003, respectively.

NOTE 5. COMMON STOCK TRANSACTIONS

On July 7, 2000, the Company's Board of Directors approved a two-for-one common stock split, effected in the form of a stock dividend. The record date for the stock split was July 24, 2000, and the payment date was August 1, 2000. This stock split has been retroactively reflected in the accompanying financial statements for all periods presented.

On April 20, 2001, the Company's Board of Directors authorized an additional repurchase of up to 1,000,000 shares of its common stock, bringing the total authorization to 3,000,000 shares. A purchase of the full 3,000,000 shares would equal approximately 23.3 percent of the total shares issued. The repurchase of common stock is subject to market conditions and is accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares are retained as treasury stock to be used for corporate purposes. Through December 29, 2001, the Company had repurchased 1,506,500 shares for a total cost of approximately $19.9 million. Subsequent to December 29, 2001, the Company repurchased 200,000 shares for a total cost of approximately $2.2 million.

NOTE 6. STOCK OPTIONS AND STOCK OPTION PLAN

During fiscal 1998, the Company established a nonqualified and incentive stock option plan. The plan provides for the issuance of a maximum of 620,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. As of December 29, 2001, 158,556 shares are available for future granting.

Prior to the establishment of the stock option plan, the Company issued nonqualified stock options to various key employees, a consultant and a director of the Company.

All options granted through January 1, 2000 vest equally over a three-year period and expire in ten years. All options granted subsequent to January 1, 2000, vest equally over a four-year period and expire in seven to ten years.

A summary of stock option activity is as follows (in thousands, except per share amounts):

	Shares	Weighted Average Exercise Price Per Share
Outstanding at January 2, 1999	446	$ 4.47
Granted	113	6.25
Exercised	(50)	2.74
Forfeited	(15)	6.28
Outstanding at January 1, 2000	494	5.00
Granted	306	18.59
Exercised	(136)	3.22
Forfeited	(48)	13.66
Outstanding at December 30, 2000	616	11.45
Granted	112	32.82
Exercised	(27)	6.75
Forfeited	(39)	30.92
Outstanding at December 29, 2001	662	$14.12
Exercisable at December 29, 2001	358	$ 7.67

The following is additional information with respect to stock options (shares in thousands):

Range of Exercise Prices	Outstanding as of 12/29/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/29/01	Weighted-Average Exercise Price
$ 1.61 -$ 4.37	6	5.4	$ 3.93	6	$ 3.93
4.38 - 8.75	324	6.2	5.72	294	5.66
13.13 - 17.50	175	8.0	14.02	44	14.01
17.51 - 21.87	10	9.2	21.25	-	-
21.88 - 26.25	38	8.6	24.01	9	24.00
26.26 - 30.62	18	9.7	30.00	-	-
30.63 - 35.00	71	9.1	34.94	-	-
39.38 - 43.75	20	8.7	43.75	5	43.75
	662	7.4	14.12	358	$ 7.67

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option grants to employees. Accordingly, no compensation expense has been recognized for these stock option grants. Had compensation expense for the Company's employee stock option grants been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted net income per common share for the years ended January 1, 2000, December 30, 2000 and December 29, 2001 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Fiscal Year		
	1999	2000	2001
Net income:			
As reported	$6,127	$10,474	$9,864
Pro forma	$5,865	$ 9,982	$9,132
Diluted net income per common share:			
As reported	$ 0.48	$ 0.86	$ 0.84
Pro forma	$ 0.46	$ 0.82	$ 0.78

Due to the nature and timing of options grants, the resulting pro forma compensation cost may not be indicative of future years.

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.4 percent for fiscal 1999 grants, 6.6 percent for fiscal 2000 grants and 4.8 percent for fiscal 2001 grants; expected stock price volatility of approximately 75 percent for fiscal 1999 grants, 80 percent for fiscal 2000 grants and 68 percent for fiscal 2001 grants; an expected dividend yield of 0 percent for all grants and an expected life of five years for all grants. The weighted average fair value of options granted during fiscal 1999, 2000 and 2001 was $4.07, $12.91 and $19.72 per share, respectively.

NOTE 7. RELATED PARTY TRANSACTIONS

During fiscal 2000, the Company made a $220,000 investment in the stock of an entity in which a member of the Company's Board of Directors holds a significant ownership interest and serves as an officer and director. This investment was accounted for under the cost method. During fiscal 2001, the Company determined that its investment in this entity was impaired and recorded a $220,000 impairment loss.

NOTE 8. INCOME TAXES

Income before income taxes consists of the following components for the years ended January 1, 2000, December 30, 2000 and December 29, 2001 (in thousands):

	Fiscal Year		
	1999	2000	2001
Domestic U.S. operations	$ 6,828	$ 17,176	$ 16,149
Operations of foreign subsidiary	-	(98)	(20)
	$ 6,828	$ 17,078	$ 16,129

The components of the provision for income taxes for the years ended January 1, 2000, December 30, 2000 and December 29, 2001 are as follows (in thousands):

	Fiscal Year		
	1999	2000	2001
Current provision:			
Federal	$ (387)	$ (6,053)	$ (5,915)
State	(60)	(907)	(896)
Total current provision for income taxes	(447)	(6,960)	(6,811)
Deferred benefit (provision):			
Federal	(1,728)	311	475
State	(268)	45	71
Change in valuation allowance	1,742	-	-
Total deferred benefit (provision) for income taxes	(254)	356	546
Total provision for income taxes	$ (701)	$ (6,604)	$ (6,265)

During fiscal 1999, the Company reduced the valuation allowance an additional $132,585 and increased additional paid-in capital from common stock to recognize the tax benefit from common stock options exercised.

The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the provision for income taxes by income before provision for income taxes for the years ended January 1, 2000, December 30, 2000 and December 29, 2001:

	Fiscal Year		
	1999	2000	2001
Statutory federal income tax rate	(34.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(3.3)	(3.3)	(3.3)
Valuation allowance	27.3	-	-
Other	(0.3)	(0.4)	(0.5)
	(10.3)%	(38.7)%	(38.8)%

The components of the deferred tax assets at December 30, 2000 and December 29, 2001 are as follows (in thousands):

	December 30, 2000	December 29, 2001
Deferred income tax assets:		
Accrued reserves	$ 477	$ 663
Depreciation	40	88
Intangibles amortization	164	267
Inventory capitalization	130	244
Other	67	162
	$ 878	$1,424

A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company did not have a valuation allowance at December 30, 2000 and December 29, 2001. During fiscal 1999, the Company reversed its valuation allowance due to the profitability of the Company and utilization of its net operating loss carryforwards. The amount of the net deferred tax assets considered realizable, however, could change in the near term based on changing conditions.

NOTE 9. PREFERRED STOCK

The Company has 1,000,000 shares authorized of $.01 par value preferred stock. For the years ended January 1, 2000, December 30, 2000 and December 29, 2001, no shares were issued or outstanding. The Company's board of directors may, without further action by its stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

NOTE 10. ASSET ACQUISITION

In May 1999, the Company acquired certain assets of Contact Lenses Online, Inc. ("CLO") for $1.2 million in cash to be paid as follows: $600,000 on the closing date, $300,000 six months after the closing date and $300,000 one year after the closing date. As of December 29, 2001, these amounts had been paid in full. The assets acquired include the Internet address www.contactlenses.com, various telephone numbers and CLO's customer database which are included in intangible assets and amortized over an estimated life of 5 years.

NOTE 11. RETIREMENT AND SAVINGS PLAN

Effective January 1, 2000, the Company established a 401(k) plan covering substantially all of its employees. Eligible employees may contribute, through payroll deductions, up to 15 percent of their eligible compensation, but not more than the statutory limits. The Company contributes fifty cents for each dollar a participant contributes, with a maximum Company contribution of three percent of a participant's eligible compensation. No Company contributions were made during the year ended January 1, 2000. The Company contributed approximately $67,000 and $105,000 to the plan during the years ended December 30, 2000 and December 29, 2001, respectively.